FORM 6-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: July 23, 2007
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Canadian Counsel and Corporate Secretary

Date: July 23, 2007

2

EXHIBIT INDEX

Exhibit Number	Description
1.	Certificates of Qualifications from Scott Wilson RPA dated June 29, 2007

2.	Bidder’s Statement dated July 6, 2007

3.	Bidder’s Statement dated July 16, 2007

4.	Press release dated July 16, 2007 entitled “Denison Announces Unconditional Offer to Acquire OmegaCorp”

5.	Press release dated July 16, 2007 entitled “Denison Announces Majority Ownership in OmegaCorp”

6.	Press release dated July 18, 2007

7.	Material change report dated July 20, 2007

3

Exhibit 1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

1 CERTIFICATE OF QUALIFICATIONS
LAWRENCE B. COCHRANE
     I, Lawrence B. Cochrane, P.Eng., as an author of this report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” prepared for Denison Mines Corp. and dated June 29, 2007, do hereby certify that:
1.	I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Queen’s University at Kingston in 1969 and 1991 with a BSc in Applied Science and a PhD in Geological Sciences respectively.
3.	I am registered as a Professional Engineer in the Province of Ontario, registration number 8801011. I have worked as a mining geologist for a total of 36 since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Director of Mines Exploration and Qualified Person for Inco Limited, from 2001 to 2006

•	Superintendent of Mine Planning and Exploration for Inco Ontario Division, from 1991 to 1997.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I did not visit property.

6.	I am responsible for overall preparation of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8.	I have had no prior involvement with the property that is the subject of the Technical Report.
9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

24-1

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated 29th day of June, 2007
          (Signed & Sealed)
Lawrence B. Cochrane, Ph.D., P.Eng.

24-2

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

LEO R. HWOZDYK
     I, Leo R. Hwozdyk, P.Eng., as an author of this report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” prepared for Denison Mines Corp. and dated June 29, 2007, do hereby certify that:
1.	I am Associate Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, in 1976 with a B.Sc in Mining.
3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 21150016). I have worked as a mining engineer for a total of 31 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.

•	Mines Engineer at Denison’s Elliot Lake Project.

•	Mine Project Superintendent at various mines in Yukon and Ontario.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Denison Mine Property on May 29, 2007.

6.	I contributed to Item 6 (Historic Mining Methods) of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8.	I have had no prior involvement with the property that is the subject of the Technical Report.
9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

24-3

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 29th day of June, 2007
          (Signed & Sealed)
Leo R. Hwozdyk, P.Eng.

24-4

Exhibit 2
Bidder’s Statement
containing an offer of $1.30 cash per share by
Denison Mines Corp.
to acquire all of your ordinary shares in
OmegaCorp Limited ABN 60 094 212 307
The Offer is scheduled to open on [          ] and close at
5pm (CST) on [          ], unless extended
OFFER ENQUIRY LINE
1300 732 507 (callers in Australia) or +61 3 9415 4093 (callers outside Australia)
For legal reasons calls to these numbers will be recorded

This is an important document and requires your immediate attention
If you are in any doubt as to how to deal with it, please consult your stockbroker or your legal, financial or professional adviser

Financial Advisors to Denison	Legal Advisors to Denison

Important Dates

Announcement Date	25 June 2007

Date of Bidder’s Statement	[ ]

Date of Offer	[ ]

Offer closes — 5pm (CST) unless extended*	[ ]
* The Offer may be extended to the extent permissible under the Corporations Act.
Important Contacts

Share registrar for the Offer	Denison Offer Enquiry Line*

Computershare Investor Services Pty Ltd	1300 732 507 (for Australian callers)

Level 5/115 Grenfell Street	+61 3 9415 4093 (for international callers)
Adelaide, South Australia 5000
* For legal reasons calls to these numbers will be recorded.
Important Notices
Bidder’s Statement
This Bidder’s Statement dated [          ] is given by Denison Mines Corp. (Denison) to OmegaCorp Limited (OmegaCorp) under Part 6.5 of the Corporations Act. It includes an Offer dated [          ] on the terms set out in section 9.
A copy of this Bidder’s Statement was lodged with ASIC on [          ]. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder’s Statement.
Disclaimer as to forward looking statements
Some of the statements appearing in the Bidder’s Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Denison and OmegaCorp operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Denison, the directors or officers of Denison, any persons named in this Bidder’s Statement with their consent or any person involved in the preparation of this Bidder’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Bidder’s Statement reflect views held only as at the date of this Bidder’s Statement.
Privacy
Denison has collected your information from the OmegaCorp register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of

OmegaCorp Shares. The Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Denison’s related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. You can contact the Denison offer enquiry line if you have any queries about the privacy practices of Denison.
Defined terms
A number of important words and phrases with particular meanings are used in this document. These terms are explained in the Glossary in section 12 of this Bidder’s Statement.
Investment decisions
The Bidder’s Statement does not take into account the individual investment objectives, financial situation or particular needs of each OmegaCorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.
How to accept
Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in section 9.2. A summary is set out below:
•	Issuer Sponsored Holdings

Please complete and sign the enclosed Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas OmegaCorp Shareholders).

•	CHESS Holdings

Please instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

•	Options

If you hold OmegaCorp Options, please refer to section 8.2.
Queries
If you have any questions about the Bidder’s Statement, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or your stockbroker, legal or financial adviser. As required by the Corporations Act, calls to the offer enquiry line will be recorded.

Table of Contents

Chief Executive Officer’s Letter	2

Why you should accept the Offer	4

Answers to Key Questions	8

1 Summary of the Offer	13

2 Information about Denison	15

3 Information about OmegaCorp	21

4 Denison’s Intentions	27

5 Funding of Offers	30

6 Taxation Considerations	31

7 OmegaCorp Share Capital Information	33

8 Additional Information	35

9 Offer Terms	42

10 Authorisation	55

11 Interpretation	56

12 Glossary	57

Approval of Bidder’s Statement	63

Annexure A — OmegaCorp Announcement	64

Annexure B — Denison Announcement	65

Chief Executive Officer’s Letter

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2CS Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
6 July 2007
Dear OmegaCorp Shareholder
Denison is pleased to provide to you its new Offer to acquire all of your shares in OmegaCorp for a price of $1.30 per share.
Upon the close of Denison’s First Takeover Offer on 13 April 2007, Denison became the largest single shareholder in OmegaCorp with a shareholding of 33.18%. Management and the directors of OmegaCorp accepted Denison’s First Takeover Offer in respect of their shareholding in OmegaCorp and as a result no longer hold any Shares in OmegaCorp.
On 13 April 2007, Central African Mining and Exploration Company Plc (“CAMEC”) announced its intention to make an all-share scrip takeover bid for OmegaCorp. However, on 13 June 2007, CAMEC announced that it had withdrawn its takeover bid for OmegaCorp.
Based on these factors, Denison’s management have concluded that it would be in the best interests of the respective shareholders of Denison and OmegaCorp if the remaining OmegaCorp Shareholders were provided with an opportunity to accept a new cash offer from Denison.
Reasons to Accept
The Offer implies a market capitalisation for OmegaCorp of approximately $201 million. The Offer represents:
•	a premium of 6.6% to the volume weighted average price of OmegaCorp Shares over the previous 20 trading days before 25 June 2007 (the date the bid was announced);

•	a premium of 32.7% to the one year volume weighted average OmegaCorp Share price of $0.98, prior to 25 June 2007;

•	a premium of 13% over Denison’s First Takeover Offer;

•	an opportunity for OmegaCorp Shareholders to immediately realise the benefits from the Kariba Project;

•	the assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to, permitting, resource upgrading, operational, metallurgical and financial risks involved in the development and commercialisation of the Kariba Project; and

•	an opportunity for OmegaCorp Shareholders to accept a cash offer.
The existing management of OmegaCorp no longer own any Shares in OmegaCorp and in Denison’s opinion, are eager to pursue other ventures. Denison with its own management team, expertise and financial resources are ready to move the Kariba Project forward into development and eventual production.
OmegaCorp Shareholders should be aware that the OmegaCorp Share price may decline below current levels if the Offer lapses and no competing bid emerges.
Denison’s Offer is conditional upon certain conditions, including a minimum acceptance condition of 90% of the OmegaCorp Shares. Details of the conditions are set out in section 9.8 of the Bidder’s Statement.
This is an important document which you should retain throughout the Offer Period.
We believe that the Offer is very fair in all circumstances. We encourage you to accept the Offer as soon as possible. Please read this document carefully. The Offer is open for your acceptance until 5pm (CST) on [          ] unless extended. To accept the Offer, complete and return the enclosed Acceptance Form or instruct your broker to initiate acceptance of the Offer through CHESS.
If you have any questions about the Offer, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or your stockbroker, legal or financial adviser.
Yours sincerely

E. Peter Farmer
Chief Executive Officer / Director

Why you should accept the Offer

1.	Significant premium
The Offer at $1.30 per OmegaCorp Share represents a premium of approximately 13% to the Denison’s First Takeover Offer, and represents an attractive premium over the historical market price of OmegaCorp Shares of approximately:
•	6.6% to the volume weighted average price of OmegaCorp Shares over the 20 trading days before the Announcement Date (being 25 June 2007);

•	32.7% to the one year volume weighted average OmegaCorp Share price of $0.98, prior to the Announcement Date;

•	88.4% to the two year volume weighted average OmegaCorp Share price of $0.69, prior to the Announcement Date; and,

•	154.9% to the one year OmegaCorp Share price low of $0.51, prior to the Announcement Date.
The OmegaCorp Share price increased materially following the announcements by Denison and CAMEC of their respective takeover bids. While the Denison Offer is open, the OmegaCorp Share price is likely to be supported at $1.30. However, the OmegaCorp Share price may decline materially if the Offer does not proceed, and no superior competing bid emerges.
Denison believes that the Offer is full and fair.
If you accept the Offer and it becomes unconditional, you will receive a cash payment of $1.30 for each of your OmegaCorp Shares. Further, you will not pay any brokerage fees or stamp duty if you accept the Offer. You may incur brokerage costs and GST on those costs if you choose to sell your OmegaCorp Shares on ASX.

2.	Avoidance of Project Development Risk
•	OmegaCorp’s Kariba Project is at an early stage of development and the resource is a 100% JORC inferred resource. It should be noted that inferred resources under JORC are the lowest confidence category of resource classification and a significant amount of work needs to be undertaken to determine the commercial viability, if any, of the Kariba Project. Accordingly, it may be up to two years or more before commercial operations on the Kariba Project commence, if at all.

•	Successful development and commercialisation of the Kariba Project will require a combination of a number of things:
•	a successful exploration and development program to expand, if possible, and upgrade the resource to a higher confidence classification and determine the commercial viability of the Kariba Project;

•	a strong and capable management team with the appropriate mix of specific skills — from geology, mining, metallurgy, engineering and construction through to project financing and marketing of the product;

•	a significant amount of capital; and

•	regulatory approvals.
•	At this time, the government of Zambia has yet to issue any licence for mining uranium in Zambia. The Zambian Government has publicly stated that before granting uranium mining licenses the Zambian Government will have to implement the International Atomic Energy Agency guidelines, which will establish health and environmental policies for uranium mines.

•	Denison is better able to provide the financing required for the Kariba Project than OmegaCorp.

•	Denison possesses a diversified mix of uranium production assets with varying cost profiles. The Kariba Project is likely to occupy the higher-cost end of Denison’s portfolio. Therefore, Denison is potentially better able to absorb future uranium price volatility than a single project company such as OmegaCorp.

•	The management and directors of OmegaCorp accepted Denison’s First Takeover Offer in respect of their shareholdings in OmegaCorp and consequently no longer hold any Shares in OmegaCorp. Denison, with its own management team, expertise and financial resources, is ready to move the Kariba Project forward into development and eventual production.

3.	Avoidance of Future Funding Uncertainties
•	This Offer allows OmegaCorp Shareholders to eliminate the risk associated with future funding uncertainties in exchange for a cash payment.

•	Given the early stage of development of OmegaCorp’s Kariba Project, OmegaCorp will require a significant amount of capital to advance this project to eventual production. Current estimates from OmegaCorp’s preliminary Scoping Study announced on 13 November 2006, estimated the capital cost at approximately $60 million (US dollars) which is several multiples of OmegaCorp’s cash balance of approximately $11.6 million (as disclosed in OmegaCorp’s announcement on 30 April 2007).

•	Failure to secure appropriate funding on a timely basis may cause OmegaCorp to either postpone, or cancel, its development plans.

•	Development of the Kariba Project will necessitate OmegaCorp entering into additional financing or potential joint venture arrangements, the availability and terms of which are uncertain and may not be favourable to OmegaCorp Shareholders.

4.	The Offer is a 100% Cash Offer and OmegaCorp Shareholder’s Will Incur No Brokerage
If OmegaCorp Shareholder’s accept the Offer and it becomes unconditional they will receive $1.30 for each OmegaCorp Share. Furthermore no brokerage fees will be payable if the Offer is accepted. OmegaCorp Shareholders may incur brokerage costs and GST on those costs, if they choose to sell their OmegaCorp Shares on ASX.

5.	What happens if you do not Accept?
•	If OmegaCorp Shareholders do not accept the Offer and OmegaCorp remains a listed company, there are risks and potential consequences that they should be aware of. These risks and consequences have been detailed above and include, project development risks, risk of future dilution, political and regulatory risks, and investment risks.

•	Denison’s current intention is to continue to hold any stake in OmegaCorp with a view to maximising returns for Denison shareholders. However, if at the end of the Offer Period OmegaCorp does not become a controlled entity of Denison, Denison will review this position. This may result in Denison acquiring additional

OmegaCorp Shares or disposing of any OmegaCorp Shares, which could result in significant price pressure on the OmegaCorp Share price. Refer to section 4 for further details regarding Denison’s intentions.

•	If Denison acquires more than 90% of the OmegaCorp Shares under the Offer it will be entitled to compulsorily acquire the OmegaCorp Shares from OmegaCorp Shareholders who do not accept the Offer. Under the compulsory acquisition provisions of the Corporations Act there is likely to be a delay of up to six weeks for payment of the OmegaCorp Shares so acquired.

•	While there are many factors that might influence the market price of OmegaCorp Shares, there is a risk that, if the Offer lapses and no superior competing bid emerges, the OmegaCorp Share price may decline below current levels.

•	No dividends have been paid by OmegaCorp to date. Given the capital requirements of the Kariba Project there is no certainty of dividends or capital returns at any time for OmegaCorp Shareholders.

Answers to Key Questions

Question		Answer

Offer Structure

What is the Offer?	Denison is offering to buy all of Your OmegaCorp Shares, including OmegaCorp Shares issued on the conversion of, or the exercise of rights attached to OmegaCorp Options before the end of the Offer Period.

The Offer Price is cash of $1.30 per OmegaCorp Share.

What are the tax consequences if I accept the Offer?	A general outline of the tax implications of accepting the Offer is set out in section 6 of the Bidder’s Statement.

Reasons to Accept the Offer

Why Accept the Offer?	The Denison Board believes that OmegaCorp Shareholders should accept the Offer for the following key reasons:

	·	Denison’s cash Offer of $1.30 for each of Your OmegaCorp Shares represents an attractive premium to the trading price ranges of OmegaCorp Shares in the period prior to the date the Takeover Bid was announced;

	·	Denison’s Offer is a 100% cash offer and you will incur no brokerage costs;

	·	The assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to permitting resource upgrading, operational, metallurgical and commercial risks involved in the development and operation of the Kariba Project;

	·	Denison’s Offer provides an opportunity for OmegaCorp Shareholders to immediately realise their investment at an attractive premium to historical trading prices;

	·	OmegaCorp’s existing management and directors have no shareholding in OmegaCorp. Denison, with its own management team, expertise and financial resources, is ready to move the Kariba Project forward into development and eventual production; and

Question	Answer

· Denison believes that the Offer is full and fair.

Refer to the section headed “Why you should accept the Offer” of this Bidder’s Statement for further information.

Offer Terms & Conditions

How do I accept the Offer?	To accept the Offer you should follow the instructions set out in sections 1, and 9.2 to 9.5 (inclusive) of this Bidder’s Statement. To be effective, your acceptance must be received by Denison before 5pm (CST) on [ ], unless Denison’s Offer is extended.

What choices do I have as an OmegaCorp Shareholder?	As an OmegaCorp Shareholder, you have the following choices in respect of Your OmegaCorp Shares:

· accept the Offer;

· sell some or all of Your OmegaCorp Shares on ASX (unless you have previously accepted the Offer for Your OmegaCorp Shares); or

· do nothing.

Can I accept the Offer for part of my holding in OmegaCorp?	No. You cannot accept for part of your holding in OmegaCorp. You may only accept the Offer for ALL of Your OmegaCorp Shares.

Can I withdraw my acceptance?	Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted the Offer, Denison varies the Offer in a way that postpones, for more than one month, the time when Denison has to meet its obligations under the Offer.

What happens if I do not accept the Offer?	If you do not accept the Offer and Denison becomes entitled to proceed to compulsory acquisition under the Corporations Act and the conditions of the Offer are satisfied or waived, Denison intends to proceed to compulsorily acquire Your OmegaCorp Shares. If this occurs, payment of the Offer Price for Your OmegaCorp Shares will be dispatched at the conclusion of this process. You will receive payment sooner if you accept the Offer.

When does the Offer close?	The Offer is currently schedule to close at 5pm (CST) on [.............], unless it is extended.

Can Denison extend the Offer Period?	Yes, the Offer can be extended at Denison’s election or otherwise in accordance with the Corporations Act.

Question		Answer

If I accept the Offer, when will I receive payment?	Generally, if you accept the Offer, you will receive payment on or before the earlier of:

	·	one month after the Offer is validly accepted by you or, if the Offer is still subject to the Conditions when accepted, one month after the Offer becomes unconditional (whichever is the later); and

	·	21 days after the end of the Offer Period.

Refer to section 9.7 of this Bidder’s Statement which contains further information about the dates for payment of the Offer consideration.

Will I need to pay brokerage or stamp duty if I accept the Offer?	You will not pay brokerage fees or stamp duty if you accept the Offer.

What are the Conditions of the Offer?	The Offer is subject to the following Conditions:

	·	90% minimum acceptance;

	·	foreign investment approval. An Application for FIRB approval has been made by Denison;

	·	ASIC granting any relief required for the Offer to proceed in the form anticipated;

	·	between 25 June 2007 and the end of the Offer Period:

· all necessary regulatory approvals and consents in relation to acquisition of 100% of OmegaCorp and its subsidiaries on an unconditional basis;

· no regulatory action restraining the making and completion of the Offer (as at the date of this Bidder’s Statement no such action has been disclosed or announced by OmegaCorp);

· no material adverse change in the position of OmegaCorp (as at the date of this Bidder’s Statement no such change has been disclosed or announced by OmegaCorp);

· no change of control rights (as at the date of this Bidder’s Statement no such rights have been disclosed or announced by OmegaCorp);

· no substantial acquisitions or disposals or commitments other than in the ordinary course of business or as specifically announced by OmegaCorp prior to 25 June 2007;

Question	Answer

· no material change to arrangements with OmegaCorp’s financial advisors; and

· between 25 June 2007 and the date that is three Business Days after the end of the Offer Period, no “Prescribed Occurrence” occurs.

The above is only a summary. The full terms of these Conditions are set out in section 9.8 of this Bidder’s Statement.

What happens if the Conditions to the Offer are not satisfied or waived?	If any of the Conditions are not satisfied or waived by the applicable date, the Offer will lapse. If you have accepted the Offer, Your OmegaCorp Shares will not be transferred to Denison and you will not receive any consideration for Your OmegaCorp Shares. You will remain a shareholder of OmegaCorp.

General

What is the Bidder’s Statement?	This Bidder’s Statement was prepared by Denison for distribution to OmegaCorp Shareholders. It sets out the terms of the Offer, information relating to the Offer and the Offer consideration you will receive. The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your financial, legal or other professional adviser as soon as possible.

Is there a number that I can call if I have further queries in relation to the Offer?	If you have any further queries in relation to the Offer, you can call the Offer enquiry line on 1300 732 507 (callers within Australia) or +61 3 9415 4093 (callers outside Australia), Monday to Friday between 8.30am and 5.30pm (WST). For legal reasons, all calls to these numbers are recorded.

Any further material relating to the Offer will be lodged with the ASX.

Who is Denison?	Denison Mines Corp. is a diversified and growth oriented intermediate uranium producer with an estimated annual production rate of approximately five million pounds U3O8 by 2011. As at 27 June 2007, Denison has a strong financial position with in excess of $169 million US Dollars (approximately AU$200 million) cash balance and no debt.

Question	Answer

Denison is listed on the Toronto Stock Exchange and the American Stock Exchange and trades under the symbols DML and DNN, respectively. The Chief Executive Officer of Denison is E. Peter Farmer.

Refer to section 2 for further information on Denison.

Important Notice	The information in this section is a summary only of Denison’s Offer and is qualified by the detailed information set out elsewhere in this Bidder’s Statement.

You should read the entire Bidder’s Statement and the Target’s Statement that OmegaCorp will shortly be sending to you, before deciding whether to accept the Offer.

1	Summary of the Offer
This summary provides an overview of the Offer and is qualified by the detailed information contained in the Bidder’s Statement. You should read the Bidder’s Statement in full before deciding whether or not to accept the Offer.
Defined terms used in this summary are capitalised. The definitions of these terms are set out in the Glossary in section 12.

Denison	is Denison Mines Corp.

The Offer	Denison is offering to buy all of Your OmegaCorp Shares, by way of an off-market takeover offer. You may only accept the Offer for all of Your OmegaCorp Shares.

The Offer also extends to any OmegaCorp Shares issued on the conversion of, or exercise of rights attached to, OmegaCorp Options before the end of the Offer Period.

Offer Price	$1.30 per OmegaCorp Share.

How to accept	Below is a summary of the ways in which you can accept the Offer. The full details of how to accept the Offer are set out in sections 9.2 to 9.4 (inclusive).

Issuer Sponsored Holding

If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept the Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited PO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited Level 5/115 Grenfell Street ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

CHESS Holding

If Your OmegaCorp Shares are held in a CHESS Holding, you must instruct your Controlling Participant (usually your broker) to initiate an acceptance of the Offer on your behalf.

You could also complete and sign the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed above. However, Denison will merely send this form to your Controlling Participant who is the only person who can accept the Offer on your behalf.

Closing date	The Offer closes at 5pm (CST) on [..........], unless it is extended by Denison.

Payment terms	Denison will pay the consideration for the Offer to OmegaCorp Shareholders who accept the Offer (and provide the necessary transfer documents at the time of acceptance) on or before the earlier of:

(a) 21 days after the end of the Offer Period; or

(b) one month after the day both of the following apply:

(i) the Offer has been validly accepted by you; and

(ii) the Offer has become unconditional.

Conditions	The Offer is subject to the Conditions set out in section 9.8 of this document.

Dividends	Denison is entitled to any dividends declared or paid after the Announcement Date in respect of OmegaCorp Shares acquired under the Offer. If any such dividend is paid to an OmegaCorp Shareholder, Denison reserves the right to offset the amount of the dividend from the consideration payable to that Shareholder on acceptance of the Offer.

Brokerage	You will not pay any brokerage fees, stamp duty or GST on accepting the Offer.

Broker Handling Fees	Denison will pay a broker handling fee of 0.50% to Participating Organisations of the ASX (Brokers) in respect of valid acceptances which bear the Broker’s official stamp or are accepted through the Broker via CHESS. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.

Queries	If you have any questions about the Offer, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers). As required by the Corporations Act, calls to the offer enquiry line will be recorded.

2	Information about Denison
2.1	Introduction

Denison is Denison Mines Corp., a Canadian and U.S.-listed uranium producer, developer and explorer. Denison is the result of a business combination between International Uranium Corporation (IUC) and Denison Mines Inc. (DMI) which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.

Denison is the premier North American intermediate uranium producer, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah and Arizona. Further, Denison holds ownership interests in two of the four conventional uranium mills operating in North America today. The diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions positions Denison for growth and development into the future.

2.2	Principal activities of Denison

Denison is a diversified and growth-oriented uranium producer with an estimated annual production rate of approximately five million pounds U3O8 by 2011. Denison has a strong financial position with cash balances in excess of $169 million (US Dollars) and no debt (as of 27 June 2007).

Denison assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% joint venture ownership of the McClean Lake mill in Saskatchewan, Canada.

Both mills are fully permitted, operating and undergoing expansion. Denison’s share of the combined licensed annual milling capacity is 10.7 million pounds in 2007. Both the White Mesa and McClean Lake uranium facilities continue to meet or exceed all operational, environmental, safety and health targets. The McClean Lake facility was the first mining operation to obtain the internationally recognized ISO 14001 certification for environmental management systems.

In Canada, Denison owns a 22.5% interest in several uranium deposits through the McClean Lake Joint Venture. At the JEB, Sue A and Sue C deposits, the Joint Venture has mined and milled over 41 million pounds of uranium. Mining of the Sue E deposit is currently underway. The remaining known deposits, including McClean North, Sue B and Caribou, are expected to be mined over the next three years.

In the United States, Denison has a 100% interest in ten mines located in three separate mining areas. At four of the six mines located in the Colorado Plateau region, in the states of Utah and Colorado, Denison restarted mining operations in late 2006. Permitting of the Henry Mountains Complex, also in Utah, is underway and Denison anticipates receiving the permit in July 2007. Denison will begin mining operations upon receipt of the permit. Additionally, Denison owns three mines and several uranium-bearing deposits in the Arizona Strip mining region, located in Northeastern Arizona. Operations at the Arizona 1 Mine are expected to begin in late 2007. Permitting of the Pinenut and Canyon Mines will be completed in 2009-2010 and operations will begin once the permits are in place.

Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the company’s mills in the Athabasca Basin in Saskatchewan, Canada and in the Colorado Plateau, Henry Mountain and Arizona Strip regions of the Southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments, in Australia. In Mongolia, Denison has a 70% interest in the Gurvan Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. Denison holds approximately a 33% interest in OmegaCorp and an 11% interest in Energy Metals Limited. Energy Metals has seven projects located in the Northern Territory and Western Australia covering over 4,000 square kilometres.

2.3	Denison’s affiliation with the Lundin Group of Companies

The largest single shareholder of Denison is the Lundin family (Lundin) through various individual and wholly owned holding company accounts. In business for over three decades, the Lundins are leaders in identifying superior global investment opportunities in the natural resource sector.

Well over $3 billion in financing has been raised to develop Lundin Group projects. The 13 companies operated by the Lundins are actively engaged in the development/production of and exploration for oil and gas, gold, copper, cobalt, zinc, lead, silver, uranium, phosphate and iodine.

The Lundin Group of Companies operate in over 20 different countries and have been highly commended by local communities and governments for their efforts in developing a set of protocols that ensure issues of environmental and cultural concern are addressed as well as economic benefits and employment opportunities.

The Lundin Group is headquartered in Geneva, Switzerland. Corporate offices are located in Vancouver, Calgary, Toronto, Paris, Geneva and Stockholm. Project offices are worldwide, with key project offices located in Saskatoon, Denver, Santiago, Jakarta, Tunis, Buenos Aires, San Juan, Damascus, Cairo, Moscow and Uppsala.

2.4	Denison’s Board of Directors and Management team

Brief profiles of the directors of Denison and its management team, as at the date of this Bidder’s Statement, are as follows:

Lukas H. Lundin, chairman,

Mr. Lundin has served as a director of IUC since May 1997. Born in 1958, Lukas Lundin was raised in Stockholm, Sweden and educated at the Ecole Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering).

At age 25, Mr. Lundin headed International Petroleum Corporation’s extensive and rapidly growing international operations and was based in the company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995,

Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Bajo de la Alumbrera was the subject of a $500 million takeover by Rio Algom and North Limited and is now one of the largest gold/copper producers in the world. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit. Veladero was the subject of a $300 million takeover by Homestake Mining Company in 1999. In addition, Mr. Lundin was a senior Director of Lundin Oil AB and was instrumental in the $480 million takeover of Lundin Oil AB by Talisman Energy in 2001. Mr. Lundin is currently a Director of Atacama Minerals Corp., Canadian Gold Hunter Corp., Canmex Minerals Corporation, Red Back Mining Inc., Lundin Petroleum AB, Lundin Mining Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp. and Vostok Nafta Investment Ltd.

E. Peter Farmer, Chief Executive Officer and Director,

Mr. Farmer was the President and Chief Executive Officer of DMI. In addition, Mr. Farmer served as a director of DMI since September 2003. After the DMI and IUC business combination, Mr. Farmer was appointed as Chief Executive Officer and a director of Denison. Mr. Farmer joined Denison Mines Limited in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Mr. Farmer served as a director of Denison Mines Limited starting in 1995 and continued as a director of Denison Energy to 2004. Prior to joining Denison Mines Limited, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen’s University in 1971 and received his LL.B. from the University of Windsor in 1974.

Ron F. Hochstein, President, Chief Operating Officer and Director,

Mr. Hochstein has been a director of IUC since April, 2000. Mr. Hochstein began his career with Noranda Inc., a major Canadian mining company. Over his 12 years with Noranda Inc. he worked at a number of its operations and in Toronto with the business development group. After Noranda, he joined Simons Mining Group in Vancouver where he was the project manager of several feasibility studies and a financial analyst on a number of fairness opinions. Through his experience in the mining industry he has worked in South and North America, Africa, Asia and the Middle East and with most major commodities. Mr. Hochstein joined IUC in the fall of 1999 and took over as President and Chief Executive Officer in April 2000. After the DMI and IUC business combination, Mr. Hochstein was appointed President and Chief Operating Officer and a director of Denison. He is currently President of the Uranium Producers of America and is on the Board of Directors of the U.S. National Mining Association. Mr. Hochstein has a B.Sc. in metallurgical engineering from the University of Alberta and an M.B.A. from the University of British Columbia. Mr. Hochstein is also President and Chief Executive Officer of Fortress Minerals Corp. and is a director of JNR Resources Inc., Fortress Minerals Corp., Atacama Minerals Corp. and Santoy Resources Ltd.

John H. Craig, Director

Mr. Craig has been a director of IUC since May 1997. Mr. Craig is a lawyer practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, TSX listing, dealings with the TSX and the Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operation agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LLB from the University of Western Ontario and was admitted to the bar in 1973. Mr. Craig is also a director of the following public companies: Atacama Minerals Corp., Canadian Gold Hunter Corp., Consolidated HCI Holdings Corp., Lundin Mining Corporation, Rio Narcea Gold Mines Ltd., Tenke Mining Corp., and Tanganyika Oil Company Ltd.

W. Robert Dengler, Director

Mr. Dengler has served as a director of DMI since March 2004. In 2005, Mr. Dengler retired from the position of President and Chief Executive Officer of Dynatec Corporation, a position he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience and currently serves on the board of directors of Dynatec Corporation and IAMGold Corporation. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Brian D. Edgar, Director

Mr. Edgar joined the IUC board in March 2005. Mr. Edgar is a lawyer who practiced corporate and securities law in Vancouver for 16 years. In 1992 Mr. Edgar, along with William A. Rand, established Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Rand Edgar Investment Corp. is in the business of providing early stage venture capital to high growth companies and advisory services. Mr. Edgar is also a director of the following public companies: Bayou Bend Petroleum Ltd., Dome Ventures Corporation, Lexacal Investment Corp., Pender Financial Group Corporation, Red Back Mining Inc., White Knight Resources Ltd. and Pearl Exploration and Production Ltd.

Paul F. Little, Director

Mr. Little has served as a director of DMI since March 2004 and of Denison Mines Limited since May 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on the following public company boards: Pure Energy Services Ltd., EGI Financial Holdings Inc., MediSystem Technologies Inc., Nautilus, Inc. and World Point Terminals Inc. He is Chairman of EGI Financial Holdings Inc. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia and a B.A. (Economics) from the University of Toronto.

Roy J. Romanow, Director

Mr. Romanow joined the DMI board in April 2005. Mr. Romanow is a Senior Fellow in the Department of Political Studies at the University of Saskatchewan. Mr. Romanow was appointed in November 2003 as and is now a Member of the Security Intelligence Review Committee (SIRC), an agency that provides Parliament and the Canadian public with an external review of the Canadian Security Intelligence Service. Mr. Romanow is a Member of Privy Council. Mr. Romanow served as Premier of Saskatchewan from 1991 to early 2001. From 2001 to 2003, Mr. Romanow served as the sole Member on the Commission on the Future of Health Care. Mr. Romanow was born, raised and educated in Saskatoon, Saskatchewan. He graduated from the University of Saskatchewan, where he earned both his Arts and Law degrees.

William A. Rand, Director

Mr. Rand has been a director of IUC since May 1997. Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics. Mr. Rand practiced securities law in Vancouver, British Columbia, for nearly 25 years before retiring in October 1992 to establish Rand Edgar Capital Corp. Rand Edgar Capital Corp. is an investment/banking, venture capital company which has been instrumental in the establishment and development of South Pacific Resources Corp., General Minerals Corp., Mansfield Minerals Inc., Sonoma Resources Corp., and others. Mr. Rand was a director of International Musto Explorations Ltd and is currently a director of the following publicly-traded resource-based companies: Canadian Gold Hunter Corp., Dome Ventures Corporation, Lexacal Investment Corp., Lundin Petroleum AB, Pender Financial Capital Group Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp., Lundin Mining Corporation and Vostok Nafta Investment Ltd.

Catherine J.G. Stefan, Director

Ms. Stefan has served as a director of DMI since September 2004. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. She is currently a Partner of Tivona Capital Corporation, a position that she assumed in 1999, and was previously Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. Ms. Stefan obtained her B.Comm. from the University of Toronto in 1973.

2.5	Further information about Denison

Denison is the result of a business combination under the Ontario Business Corporations Act (Ontario) (the Act) between IUC and DMI which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.

Denison is governed by the Act. Denison’s securities trade on the TSX under the symbol “DML”. The common shares of Denison are also registered under the United States Securities Exchange Act of 1934, as amended, and the shares trade on AMEX under the symbol “DNN”.

Copies of documents lodged with Canadian securities regulators by or in relation to Denison may be obtained from or inspected at www.sedar.com. Copies of Denison’s filings with the Securities Exchange Commission can be obtained at www.sec.gov.

Denison is currently in good standing with all relevant regulatory authorities.

3	Information about OmegaCorp
3.1	Disclaimer

Certain of the following information about OmegaCorp have been prepared by Denison using publicly available information. Denison has had limited opportunity to independently verify that information about OmegaCorp and does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of such information.

Further information in relation to the business of OmegaCorp may be included in OmegaCorp’s Target Statement.

3.2	Overview of OmegaCorp
(a)	History of OmegaCorp

OmegaCorp was incorporated on 22 August 2000 and was admitted to the Official List of the ASX on 6 August 2004.

(b)	Corporate Structure

The corporate structure of OmegaCorp and the companies it controls is as follows:
Current OmegaCorp Group Structure
The diagram below details the OmegaCorp Group Structure as at January 2007:

On 29 May 2007, Mavuzi Resources Limited lodged with ASIC a prospectus for the purpose of implementing the IPO and stated that OmegCorp has been issued two million fully paid ordinary shares in the capital of OmegaCorp Minerais Limitada (valued at $0.20 per share) as consideration for the transfer of ownership of OmegaCorp Minerais Limitada. Accordingly, if the IPO is successfully completed and Mavuzi Resources Limited is admitted to the official list of the ASX, Mavuzi Resources Limited and its subsidiaries will no longer form part of the OmegaCorp Group structure.
(c)	Directors and Officers

Ian Middlemas Non-Executive Chairman

Mr Middlemas is a Chartered Accountant, a member of the Securities Institute of Australia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately ten years. He has had extensive corporate and management experience, and is currently a director of a number of listed companies in the resources sector.

Mr Middlemas was appointed a director of OmegaCorp Limited on 23 October 2000. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Pacific Energy Limited (June 2006 — present), Mantra Resources Ltd (September 2005 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (November 1995 — present), Echelon Resources Ltd (May 2002 — present), Berkeley Resources Ltd (July 2003 — present), QED Occtech Ltd (July 2001 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Stirling Products Ltd (April 2003 — February 2004), Agincourt Resources Ltd (October 2001 — December 2004) and Olea Australia Ltd (October 1999 — November 2004).

Matthew Yates Managing Director

Mr Yates is a geologist with over 19 years industry experience, covering most facets of exploration from generative work to project development. He has worked in Australia and southern and eastern Africa, Central Asia and the Gulf Region. His work to date has focused on exploration for Archaean gold deposits and he has led the exploration teams at Nimary in Western Australia and Buhembia in Tanzania. Mr Yates has an applied technical background and has held senior positions for over 12 years, including Exploration Manager for Tanganyika Gold Limited.

Mr Yates was appointed as a director of OmegaCorp on 2 February 2004. During the three year period to the end of the financial year, Mr Yates held a directorship in Echelon Resources Ltd (May 2002 — August 2005).

Mark Pearce Non-Executive Director

Mr Pearce is a Chartered Accountant and is a Fellow of the Institute of Chartered Secretaries. Mr Pearce is currently a director of several listed companies that operate in the resources sector. He has had considerable experience in the formation and development of listed small cap resource companies and has worked for several large international Chartered Accounting firms.

Mr Pearce was appointed a director of OmegaCorp on 22 August 2000. During the three year period to the end of the financial year, Mr Pearce has held directorships in Mantra Resources Ltd (September 2005 — present), Echelon Resources Ltd (May 2002 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (February 2002 — July 2006), Berkeley Resources Ltd (July 2003 — April 2006), QED Occtech Ltd (November 2004 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Monitor Holdings Ltd (July 2002 — September 2003), Stirling Products Ltd (April 2003 — February 2004) and Central Asia Gold Ltd (November 2000 — January 2004).

Luke Watson Company Secretary

Mr Watson is a Chartered Accountant and holds a Bachelor of Business degree. He commenced his career with a large international Chartered Accounting firm prior to joining OmegaCorp.

Mr Watson was appointed Company Secretary of OmegaCorp Limited on 28 November 2005.
3.3	Principal activities of OmegaCorp
(a)	Zambia — Kariba Project

The Kariba Project comprises a single prospecting licence (PL237) and is located approximately 200 kilometres south of Lusaka, the capital of Zambia. OmegaCorp has a 100% interest in the Kariba Project. The licence covers approximately 1,893 square kilometres and is held for uranium, fuel minerals, precious metals, base metals and industrial minerals.

Three main areas of mineralisation, containing five key prospects were identified within the licence area — Mutanga, Dibwe, Dibwe West, Dibwe North and Bungua. These areas have been the focus of OmegaCorp’s activities and are all within a 15 kilometre radius.

OmegaCorp has generated enough data to allow a JORC complaint resource to be calculated, which, according to OmegaCorp’s Half Year Financial Report ending 31 December 2006, is approximately 13.7 million pounds U3O8. With uranium prices at the time of the study at US$60 per pound and an initial operating cost of US$23 per pound, this indicated that the Kariba Project has the capacity to generate annual cash margins of around US$50 million per annum. On this calculation, OmegaCorp believes that the capital costs for the process plant and associated infrastructure would be repaid in just over a year.

The mining rate for the Kariba Project is estimated at two million tonnes per annum, with a 90% metallurgical recovery. Using these parameters, OmegaCorp believe the Kariba Project can support a mining operation using the current resource of six years.

Capital costs (determined to a nominal accuracy of +/-30%) for the process plant and infrastructure are estimated at US$41 and US$17 million respectively. A further US$1.5 million has been estimated for the “first fill” of reagents. OmegaCorp is currently considering an owner-operator scenario.

RC and diamond drilling has continued, and certain infill drilling results received for the Mutanga, Dibwe, Dibwe West and Bungua resource areas were announced to the ASX on 11, 12 and 30 April 2007.

Work is continuing with a view to entering into a definitive feasibility study and ultimately to bring the Kariba Project into production.

(b)	Mozambique — Mavuzi Project and Meponda Project

OmegaCorp is (subject to the IPO prospectus issued by Mavuzi being successfully completed and Mavuzi being admitted to the official list of the ASX) currently the sole shareholder of Mavuzi, which has a wholly owned subsidiary (OmegaCorp Minerais Limitada) in Mozambique in which the mineral licences for Mavuzi are 100% held. The projects are located in the Tete region of northern Mozambique (Mavuzi Project) and in the Lichinga District of the Niassa Province in northern Mozambique (Meponda Project).

The Mavuzi Project is comprised of four contiguous prospecting licences that cover the whole Mavuzi Mine area and total approximately 700 square kilometres. The Mavuzi Project is located some 40 kilometres northwest of the provincial centre of Tete in Northwestern Mozambique and has been the focus of OmegaCorp’s exploration initiative in Mozambique for over 12 months.

The Mavuzi Project covers a large portion of the Mavuzi Valley, which drains to the southwest into the Zambezi River. The area has a long history of exploration and mining for many commodities including copper, nickel, molybdenum, cobalt and platinum group elements associated with the Tete Complex.

Work has focussed on defining areas of open pittable mineralisation. Reverse circulation drilling, data compilation, mapping, ground radiometric surveys and geochemical sampling have been carried out.

As part of the spin off of Mavuzi (as announced by OmegaCorp), Mavuzi and Denison have entered into a Strategic Alliance Agreement (SAA) and Joint Venture Agreement (JVA).

Under the JVA, the uranium rights in respect of the Mavuzi Project and the Meponda Project have been granted to Denison.

Under the SAA:

•	Mavuzi must offer to Denison 5,000,000 shares under its IPO. Denison has subscribed for these 5,000,00 shares under the IPO;

•	Mavuzi has granted to Denison a first right of refusal to acquire the uranium rights, on commercial terms, of any of the current mining projects of Mavuzi if they are offered for sale;

•	Denison will provide Mavuzi with assistance regarding any mining project and will assist Mavuzi to develop and implement exploration programs for any mining project and will assist with the financing of any mining project by making introductions to financial institutions with which Denison has a relationship;

•	Mavuzi will provide Denison with assistance regarding any of its mining projects;

•	If Mavuzi discovers a uranium project which in Mavuzi’s reasonable view is too large for it to develop in its own right, Mavuzi will advise Denison and the parties may enter into discussions regarding the terms and conditions of the joint development of the mining project; and

•	If either party reviews a mining opportunity within southern Africa and decides not to proceed with an involvement in the mining opportunity it will provide details to the other party of the mining opportunity and if requested by the other party provide such introduction in relation to the mining opportunity as are required by the other party, to the extent permitted by any confidentiality agreements that exist.
(c)	Zambezi Valley Project — ZVP — Mozambique

The Zambezi Valley Project (ZVP) is approximately 300 kilometres east of the Kariba Project. The ZVP covers over 600 square kilometres and comprises two licences. OmegaCorp recognised that mineralisation identified in Zimbabwe continued over the border into Mozambique. An application to have the reconnaissance licence converted into a prospect licence has been granted.

The prospecting licence is considered to host approximately seven kilometres of relatively untested meandering stream facies that may host uranium mineralisation.

In order to progress the project and refine target areas within PL1062, an airborne magnetic and radiometric survey was completed in November 2006. The survey revealed a 1.2 kilometre long anomaly that could be an extension of known mineralisation over the international border.

(d)	Tanzanian Heavy Mineral Sands Project

According to OmegaCorp’s Annual Report 2006, the size of the tenement areas for the Tanzanian Heavy Mineral Sands Project were considerably rationalised, and the licences were converted from the original licenses to prospecting licenses. As at the date of OmegaCorp’s quarterly report for the period ending 31 March 2007 these were still under application and OmegaCorp were continuing their efforts to find a partner for the project.
(e)	Zambezi Valley Project — ZVP — Zimbabwe

The licenses that comprise the ZVP-Zimbabwe, as at the date of OmegaCorp’s quarterly report for the period ending 31 March 2007, were still under application and OmegaCorp was awaiting their grant.

4	Denison’s Intentions
4.1	Introduction

This section sets out the intentions of Denison relating to:
(a)	the continuation of the business of OmegaCorp;

(b)	any major changes to the business of OmegaCorp and redeployment of the fixed assets of OmegaCorp; and,

(c)	the future employment of the present employees of OmegaCorp.
Denison’s intentions, as detailed below, have been formed on the basis of publicly available information concerning OmegaCorp which is known to Denison as at the date of this Bidder’s Statement. This is insufficient to enable Denison to reach a conclusive view on its intentions set out below and a final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Accordingly, the statements set out in this section 4 are statements of Denison’s current intentions only, which may change as new information becomes available and circumstances become apparent or change.

4.2	Intentions upon acquisition of more than 90%

If Denison becomes entitled to at least 90% of OmegaCorp Shares, then subject to satisfaction or waiver of the other Conditions of the Offers, Denison intends to:
(a)	proceed to compulsory acquisition of the outstanding OmegaCorp Shares in accordance with the provisions of the Corporations Act;

(b)	procure an application to remove OmegaCorp from the official list of ASX;

(c)	appoint its own nominees to the board of directors of OmegaCorp and its subsidiaries and seek the retirement of all current members of the boards of OmegaCorp and all associated entities;

(d)	promptly conduct a review of all of OmegaCorp’s operations to accurately review the synergy potential and identify potential cost savings. This will involve the review of OmegaCorp’s operations and assets on a strategic and financial level;

(e)	promptly identify administrative functions across the combined group including corporate, finance and accounting, marketing, human resources, information technology, legal and risk management functions with a view to relocating these centralised head office functions to Denison’s head office and closing the OmegaCorp head office;

(f)	proceed with the development and commercialisation of the Kariba Project as soon as reasonably possible; and

(g)	do all things reasonably necessary or required to give effect to and implement or complete the IPO.
As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Denison has completed the detailed review referred to above, Denison will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.

The implementation of any of the steps in this section 4.2 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers.

4.3	Intentions upon acquisition of more than 50.1% but less than 90%

If Denison declares the Offers to be free from the Conditions in section 9.8 and Denison acquires more than 50.1% of OmegaCorp shares but less than 90% of OmegaCorp Shares and is therefore not entitled to compulsorily acquire the outstanding OmegaCorp Shares but OmegaCorp becomes a controlled entity of Denison, Denison intends (subject to the level of Denison’s shareholding in OmegaCorp) to:
(a)	seek to appoint its own nominees to constitute all or a majority of the OmegaCorp board, subject to the Corporations Act and to the constitution of OmegaCorp;

(b)	acquire OmegaCorp Shares over time so as to enable Denison to move to compulsory acquisition. For example, as a result of the acquisition of OmegaCorp Shares in reliance of the “3% creep” exception in item 9 of section 611 of the Corporations Act;

(c)	unless OmegaCorp has more than the required spread of shareholders under the Listing Rules, procure an application to be made to remove OmegaCorp from the official list of ASX;

(d)	seek to implement such of the intentions as are detailed in section 4.2 as are consistent with OmegaCorp being a controlled entity of Denison but not a wholly-owned subsidiary; and

(e)	do all things reasonably necessary or required to give effect to and implement or complete the IPO.
The implementation of any of the steps in this section 4.3 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers. In particular the OmegaCorp directors may only implement any such steps if they consider the steps to be in the best interests of members of OmegaCorp as a whole.

At this stage, no decision has been made as to which persons will be appointed to the board of OmegaCorp. Denison has not assessed which directors of OmegaCorp it will seek to remove and which of those directors it will seek to retain.

4.4	Intentions for OmegaCorp if not controlled by Denison

Denison reserves the right to declare the Offer free from the 90% minimum acceptance condition (or any other Condition) to the Offer. However, it has made no decision whether it will do so.

This section 4.4 describes Denison’s intentions if it were to declare the Offer free of the 90% minimum acceptance condition and if OmegaCorp does not become a controlled entity of Denison.

In that circumstance:
(a)	Denison will seek to implement such of the intentions as are detailed in section 4.3 as Denison may be able to implement; and

(b)	Denison’s current intention is to continue to hold any stake in OmegaCorp with a view to maximising returns for Denison shareholders. Denison will review this position and this may result in Denison acquiring additional OmegaCorp Shares (to the extent permitted by law) or disposing of any OmegaCorp Shares held or acquired under the Offer in a manner that maximises returns for Denison shareholders.
4.5	Other intentions

Subject to the above, Denison does not foresee a significant shift from the current strategic direction of OmegaCorp in relation to its core businesses and does not intend to divest any of OmegaCorp’s businesses.

5	Funding of Offers
5.1	Maximum cash consideration

The maximum amount that Denison will need to pay to acquire all of the OmegaCorp Shares in which Denison does not have a relevant interest in, is approximately $134 million (assuming all convertible securities are converted into OmegaCorp Shares prior to the close of the Offer).

5.2	Overview of funding arrangements

The cash consideration plus the funds to satisfy all other expenses incurred by Denison and relating to the Takeover Bid will be provided from existing cash balances which, as at 27 June 2007, were in excess of $169 million (US dollars) (approximately $200 million Australian dollars) with no current debt.

The funds available from the existing cash balances are sufficient to fund the maximum consideration payable pursuant to the Offers (including to all OmegaCorp Optionholders who exercise their OmegaCorp Options and accept the Offer) and to fund related transaction costs associated with the Offers as well as fund Denison’s ongoing operations. The cash balances are not subject to security interests, rights of set off or other arrangements.

The existing cash balance is held in short term investment instruments with no restrictions on liquidation of these instruments.

In addition to cash balances, Denison has a portfolio of listed marketable securities which have a combined market value, based on market prices as at the close of business on 27 June 2007, of approximately $35 million (Canadian dollars) (approximately $39 million Australian dollars). As such, Denison has financial resources significantly in excess of the maximum amount payable under the Offer, which can be made available to Denison to fulfil the cash consideration required under the Offer.

Additionally, Denison currently has hedging arrangements in place totalling approximately $30 million (Australian dollars) for movements in exchange rates in respect of the cash balances and portfolio of listed marketable securities of Denison set out above. However, Denison is of the opinion that the funds available from existing cash balances and the portfolio of listed marketable securities will be sufficient to fund the maximum consideration payable pursuant to the Offers, even in the event of a material adverse exchange movement.

6	Taxation Considerations
6.1	Introduction

The following is a general outline of the main Australian income tax consequences for an Australian resident individual OmegaCorp Shareholder who disposes of OmegaCorp Shares by accepting the Offer.

The outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise). The outline is also not exhaustive of all income tax considerations which could apply in the circumstances of any given OmegaCorp Shareholder. In particular, special rules apply to certain shareholders (such as persons not resident in Australia for income tax purposes, insurance companies, superannuation funds, banks, employees of OmegaCorp or its associated companies who acquired their OmegaCorp Shares in respect of their employment and those OmegaCorp Shareholders who hold their OmegaCorp Shares on revenue account, such as those OmegaCorp Shareholders who trade in shares or hold OmegaCorp Shares as trading stock) which are not covered by this outline.

All OmegaCorp Shareholders, and particularly those shareholders not specifically addressed by this outline as noted above (eg. Non-resident shareholders), should consult their own tax advisers regarding the Australian and, if applicable, foreign income tax consequences of disposing of OmegaCorp Shares given the particular circumstances which apply to them.

6.2	Capital gain or loss

The sale of OmegaCorp Shares pursuant to the Offer will involve the disposal by OmegaCorp Shareholders of their OmegaCorp Shares by way of transfer to Denison. This change in ownership of the OmegaCorp Shares will constitute a CGT event for Australian income tax purposes.

OmegaCorp Shareholders (who are Australian residents) may make a capital gain or incur a capital loss in respect of the sale of their OmegaCorp Shares that were acquired (or deemed to have been acquired) after 19 September 1985.

A capital gain will arise to the extent the capital proceeds from the disposal of OmegaCorp Shares (being the cash received by the OmegaCorp Shareholder under the Offer) exceed the cost base of the OmegaCorp Shares.

A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the OmegaCorp Shares.

Although the Denison offer is subject to some Conditions (i.e. 90% minimum acceptance), the CGT event for the disposal of OmegaCorp Shares should take place on the day the OmegaCorp Shareholder accepts the Denison Offer. While this timing of the CGT event is not entirely free from doubt, it is consistent with the approach accepted by the Australian Taxation Office in previous Tax Rulings and therefore would be a prudent position for OmegaCorp Shareholders to adopt.

The capital gains and capital losses of an individual taxpayer from all CGT events are aggregated to determine whether there is a net capital gain or net capital loss in any given tax year. A net capital gain may be discounted (as discussed below). Any net capital gain, after applicable discounts, is included in the assessable income of the individual taxpayer and may be subject to income tax. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

If you acquired your OmegaCorp Shares at least 12 months before accepting the Offer.

Individuals, trustees of complying superannuation entities or trustees of trusts who acquired their OmegaCorp Shares at least 12 months before they dispose of them by accepting the Offer may be able to apply a “CGT Discount” percentage to the disposal of their OmegaCorp Shares. The CGT Discount entitles you to reduce any net capital gain on the disposal of the OmegaCorp Shares (after deducting any available capital losses) by:
(i)	50% in the case of individuals and trustees of trusts (other than a trust that is a complying superannuation entity); or

(ii)	33 1/3% for trustees of complying superannuation entities.
The CGT Discount is not available to companies (not acting as trustees), nor does it apply to OmegaCorp Shares held less than 12 months. Special rules apply to determine of shares have been held the requisite period and accordingly Shareholders in doubt about their own position should seek their own advice.

The above comments do not apply if you buy and sell shares in the ordinary course of business or if you acquire the shares for resale at a profit. In those cases, any gain will generally be taxed as normal income.

Again Denison strongly recommends that you seek your own taxation advice in relation to the disposal of Your OmegaCorp Shares.

6.3	Transfer taxes

No stamp duty is payable for the transfer of listed shares (such as OmegaCorp Shares). No GST (goods and services tax) applies to the transfer of listed shares (such as OmegaCorp Shares).

7	OmegaCorp Share Capital Information
7.1	OmegaCorp securities

Based on documents lodged by OmegaCorp with ASX, the total number of securities in each class in OmegaCorp at the date of this Bidder’s Statement is as follows:
(a)	Shares

Class	Number
Fully paid ordinary shares (ASX Code: OMC)	154,150,060
(b)	Unquoted options over unissued shares

Expiry Date	Exercise Price	Number
30/09/07	$0.30	500,000
7.2	Denison’s Relevant Interest and voting power

Immediately before the Offer was sent, Denison had a Relevant Interest in 51,246,281 and a voting power in OmegaCorp of approximately 33.24% as a consequence of Denison receiving acceptances under Denison’s First Takeover Offer and other minor on-market acquisitions.

7.3	Interests of Denison directors in OmegaCorp securities

Immediately before the Offer was sent, none of the directors of Denison held a Relevant Interest in any OmegaCorp securities.

7.4	Dealings in OmegaCorp Shares

In the four months ending on the day immediately before the date of the Offer, neither Denison nor an associate of Denison provided, or agreed to provide, consideration for any OmegaCorp Shares under an agreement or purchase.

On 1 February 2007, Denison made an offer under Denison’s First Takeover Offer to purchase any or all of the OmegaCorp’s shares existing as at 8.00am (WST) on 29 January 2007, for $1.10 per OmegaCorp share, which pursuant to a First Supplementary Bidder’s Statement dated 23 March 2007, the offer price was increased to $1.15 per OmegaCorp Share. That offer closed at 5.00pm (Adelaide Time) on 13 April 2007. At the Close of Denison’s First Takeover Offer, Denison had received acceptances for and acquired a relevant interest in 51,145,857 OmegaCorp shares being equivalent to approximately 33.18% of the issue share capital of OmegaCorp. Subsequently, Denison has acquired a relevant interest in a further 100,424 OmegaCorp Shares via on-market transactions as detailed below:

Date	No. of Shares	$ per Share
02/04/07	10,993	$1.150
03/04/07	3,397	$1.150
01/06/07	45,394	$1.163
04/06/07	40,700	$1.179

7.5	Benefits to OmegaCorp Shareholders

Other than under Denison’s First Takeover Offer (described in section 7.4 above), during the four months ending on the day immediately before the date of the Offer neither Denison nor any associate of Denison gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of OmegaCorp Shares,

which benefit was not offered to all OmegaCorp Shareholders.

7.6	Agreements for increased price or other benefits

Neither Denison nor any of its associates has entered into a transaction prohibited by section 622(1) of the Corporations Act being a transaction whereby a benefit is to be passed and the amount or value of the benefit is determined by reference in whole or part to the consideration offered under the Takeover Bid or the consideration offered for acquisition of OmegaCorp Shares outside the Takeover Bid during the Offer Period.

7.7	No agreement between Denison and OmegaCorp or the directors of OmegaCorp

Except as referred to elsewhere in this Bidder’s Statement, there is no agreement between Denison and OmegaCorp or any of the directors of OmegaCorp in connection with or conditional upon the outcome of the Offer.

8	Additional Information
8.1	Date for determining holders of securities

For the purposes of section 633(2) of the Corporations Act, the date for determining the people to whom this Bidder’s Statement is sent is 8.00am (WST) on 10 July 2007.

8.2	Options

OmegaCorp Optionholders may elect to exercise their OmegaCorp Options which have vested (or which vest during the Offer Period) and then accept the Offer in respect of the OmegaCorp Shares issued to them before or during the Offer Period.

If Denison becomes entitled to compulsorily acquire OmegaCorp Shares under Part 6A.1 of the Corporations Act, Denison will compulsorily acquire the remaining OmegaCorp Options under Part 6A.2 of the Corporations Act.

8.3	OmegaCorp’s ASX disclosures

OmegaCorp’s announcements to ASX since lodgement of OmegaCorp’s Annual Report 2006 for the year ended 30 June 2006 are:

Date	Description
27/06/07	Ceasing to be a substantial holder
27/06/07	Change in substantial holding
25/06/07	Denison Mines Corp makes new bid for OmegaCorp Ltd
25/06/07	Denison makes new bid to acquire OmegaCorp Limited
21/06/07	Becoming a substantial holder
14/06/07	Notice re: CAMEC
13/06/07	CAMEC Plc — Withdraws all-share bid for OmegaCorp Ltd
13/06/07	Trading Halt
04/06/07	T/O Bid for OmegaCorp Limited: Mavuzi Resources IPO
31/05/07	Becoming a substantial holder
30/05/06	CAMEC’s Bidder’s Statement
30/05/07	Becoming a substantial holder
30/05/07	Resignation of Director/Final Director’s Interest Notice
25/05/07	Defeating condition fulfilled by Central African Mining
03/05/07	Change in substantial holding from AGP
30/04/07	Third Quarter Activities & Cashflow Report
16/04/07	Update on Takeover Offers re chronology of events
16/04/07	Takeover by Denison Mines-Close of Offer Period
16/04/07	Becoming a substantial holder
13/04/07	Change in substantial holding
13/04/07	All share bid by Central African Mining & Exploration Co Plc

Date	Description
12/04/07	Infill Drilling Results received for Mutanga & Dibwe
11/04/07	Further Significant Intercepts from RC Drilling — Zambia
02/04/07	Ceasing to be a substantial holder
03/03/07	Becoming a substantial holder
03/03/07	Change in substantial holding
29/03/07	Ceasing to be a substantial holder
23/03/07	Notice of Variation
22/03/07	Change in substantial holding
21/03/07	Extension of Offer Period
21/03/07	Change in substantial holding
16/03/07	Half Year Accounts
09/03/07	Extension of Takeover Offer Period
07/03/07	Change in substantial holding
02/03/07	Change in substantial holding
28/02/07	Extension of T/O Offer Period to 9/03/97
27/02/07	Change in substantial holding
23/02/07	Appendix 3B & Section 708A Notice
23/02/07	Change in substantial holding
22/02/07	Change in substantial holding
21/02/07	Notice of status of defeating conditions
21/02/07	Change in substantial holding
20/02/07	Change in substantial holding
19/02/07	Appendix 3B — Exercise of Options & Section 708A Notice
19/02/07	Change of Director’s Interest Notice x4
14/02/07	Offer for OmegaCorp goes unconditional
14/02/07	Change in substantial holding
13/02/07	Appendix 3B & Section 708A Notice
13/02/07	FIRB Approval
08/02/07	Update on RC Drilling Results from Bungua at Kariba Project
08/02/07	Change in substantial holding
07/02/07	Change in substantial holding
02/02/07	Significant RC Drilling Results from Bungua Area at Kariba
01/02/07	Notice of Despatch — Bidder’s Statement
31/02/07	Second Quarter Activities & Cashflow Report
30/01/07	Becoming a substantial holder
25/01/07	Target’s Statement

Date	Description
25/01/07	Change in substantial holding
23/01/07	Covering Letter — Bidder’s Statement
23/01/07	Bidder’s Statement
23/01/07	Becoming a substantial holder
22/01/07	Mavuzi Resources Limited IPO
18/01/07	Becoming a substantial shareholder
15/01/07	Change of Director’s Interest Notice
15/01/07	Appendix 3B: Exercise of Options and Notice Section 708A
22/12/06	Appendix 3B: Exercise of Options and S 708A Notice
22/12/06	Change to Structure of Entitlements under Mavuzi Spin Off
21/12/06	Change in substantial holding
21/12/06	Uranium Radiometric Anomaly Identified at ZVP-Mozambique
6/12/06	Cash Takeover Bid Received for all Shares in OmegaCorp Ltd
6/12/06	Reinstatement to Official Quotation
4/12/06	Suspension from Official Quotation
1/12/06	Trading Halt
28/11/06	Results of AGM
17/11/06	Appendix 3B
15/11/06	Change in substantial holding
13/11/06	Scoping Study confirms Strong Cash Margin Expected at Kariba
31/10/06	Amended First Quarter Activities & Cashflow reports
31/10/06	First Quarter Activities & Cashflow Reports
The announcement by OmegaCorp in relation to the Offer is attached in Annexure A.

8.4	Public announcements relating to the Takeover Bid

On 25 June 2007 Denison made a public announcement in relation to the Takeover Bid to ASX, TSX and AMEX. Copies of this announcement may be obtained by OmegaCorp Shareholders without payment by contacting the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or by accessing Denison’s website at www.denisonmines.com.

The announcement by Denison in relation to the Offer is attached as Annexure B.

8.5	Foreign Investment Review Board approval

As detailed in section 9.8, the Offer is conditional upon Foreign Investment Review Board approval.

Denison is a foreign person for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) as a result of persons not ordinarily resident in Australia and foreign corporations holding an aggregate controlling interest (40%) in Denison. The FATA regulates the acquisition by foreign persons of interests in Australian businesses and properties by giving the Treasurer the wide discretion of prohibiting acquisitions he considers are contrary to the “national interest”. In practice, this function is delegated to FIRB.

Denison has given notification of the Takeover Bid to FIRB and has provided FIRB with a detailed submission and Denison is confident that the transaction is consistent with the Government’s foreign investment policy and expects a favourable response to be given in due course.

Denison will publish a notice as soon as practicable after FIRB approval has been given.

8.6	Other material information

Except as set out elsewhere in this Bidder’s Statement, there is no other information that is:
(a)	material to the making of a decision by a OmegaCorp Shareholder whether or not to accept an Offer; and

(b)	known to Denison,
which has not previously been disclosed to OmegaCorp Shareholders.

8.7	Consents

In accordance with subsection 636(3) of the Corporations Act, Price Sierakowski has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s Australian legal advisers in the form and context it is so named. Price Sierakowski takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

In accordance with subsection 636(3) of the Corporations Act, Haywood Securities Inc. has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s joint financial advisers in the form and context it is so named. Haywood Securities Inc. takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

In accordance with subsection 636(3) of the Corporations Act, Dundee Securities Corporation has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s joint financial advisers in the form and context it is so named. Dundee Securities Corporation takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

Computershare Investor Services Pty Limited has given and, has not withdrawn prior to lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s share registrar for the Offer. Computershare Investor Services Pty Limited takes no responsibility for any part of this Bidder’s Statement.

Copies of relevant parts of reports and statements of third parties which have been lodged with ASIC or ASX and which are referred to in this Bidder’s Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any OmegaCorp Shareholder who requests a copy during the Offer Period. Relevant statements were taken from or based on the announcements made by OmegaCorp to ASX on 27/10/06 — Annual Report, 13/11/06 — Scoping Study confirms Strong Cash Flow Margin Expected at Kariba, 6/12/06 — Cash Takeover Bid Received for all Shares in OmegaCorp Limited, 22/12/06 — Change to Structure of Entitlements under Mavuzi Spin Off and 22 January 2007 Mavuzi Resources Limited IPO, 16 March 2007 — Half Year Financial Report, 11 April 2007 — Further significant Intercepts from RC Drilling — Zambia, 12 April 2007 — Infill Drilling Results received for Mutanga and Dibwe, and 30 April 2007 — Third Quarter Activities and Cashflow Report, 30 May 2007 — CAMEC’s Bidder’s Statement, 4 June 2007T/O Bid for OmegaCorp Limited: Mavuzi Resources IPO, 13 June 2007 — CAMEC Plc — Withdraws all-share bid for OmegaCorp, 25 June 2007 — Denison Mines Corp makes new bid for OmegaCorp Ltd, 27 June 2007 — Change in Substantial holding, 27 June 2007 Ceasing to be a substantial holder and relevant statements taken from or based on a prospectus lodged with ASIC by Mavuzi Resources Limited on 29 May 2007. If you would like to receive a copy of any of these reports or statements, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers).

In addition, as permitted by ASIC Class Order 03/635, this Bidder’s Statement may include or be accompanied by certain statements:
•	fairly representing a statement by an official person; or

•	from a public official document or a published book, journal or comparable publication.
8.8	Compulsory Acquisition of OmegaCorp Shares
(a)	Post bid compulsory acquisition provisions

If Denison becomes entitled to compulsorily acquire any OmegaCorp Shares under section 661A of the Corporations Act, Denison will give notices to compulsorily acquire any outstanding OmegaCorp Shares in accordance with section 661B of the Corporations Act, even if the OmegaCorp Shares to which those notices relate:
(i)	are issued after the Offer closes but before the notices are given (pursuant to paragraph 661A(4)(b) of the Corporations Act; or

(ii)	are issued on exercise of the OmegaCorp Options up to six weeks after the notices are given (pursuant to paragraph 661A(4)(c) of the Corporations Act).

Denison may compulsorily acquire all outstanding OmegaCorp Shares at the Offer Price under these provisions if, during or at the end of the Offer Period:
(iii)	Denison has a relevant interest in at least 90% (by number) of OmegaCorp Shares; and

(iv)	Denison has acquired at least 75% (by number) of OmegaCorp Shares that Denison offered to acquire under the Offer.
Holders of OmegaCorp Shares covered by a compulsory acquisition notice under Part 6A.1 of the Corporations Act may apply to the Court for an order that their shares not be compulsorily acquired. The Court may only make such an order if it is satisfied that the consideration is not fair value for the securities.

(b)	General compulsory acquisition provisions

If Denison becomes entitled to compulsorily acquire OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act, Denison will give notices to OmegaCorp Shareholders (unless Denison is entitled to proceed to compulsory acquisition of the OmegaCorp Shares pursuant to section 661A of the Corporations Act described above) and OmegaCorp Optionholders to compulsorily acquire any outstanding OmegaCorp Shares and OmegaCorp Options in accordance with section 664C of the Corporations Act.

Denison will be able to compulsorily acquire all outstanding OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act if Denison’s voting power in OmegaCorp is at least 90% and Denison (either alone or with related bodies corporate) holds full beneficial interests in at least 90% (by value) of the aggregate of all OmegaCorp Shares and OmegaCorp Options and:
(i)	lodges a compulsory acquisition notice with ASIC in accordance with section 664C(2) of within six months of achieving that 90% holding (and despatches the notice to OmegaCorp Shareholders and OmegaCorp Optionholders by the following Business Day); and

(ii)	obtains the report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the securities covered.
OmegaCorp Shareholders and OmegaCorp Optionholders whose OmegaCorp Shares and OmegaCorp Options are covered by the compulsory acquisition notice are entitled to object to the acquisition by signing an objection form and returning it to Denison. If OmegaCorp Shareholders holding 10% or more of the OmegaCorp Shares covered by the notice object, Denison will need Court approval before the relevant acquisition can proceed.

(c)	Compulsory offer to buy out OmegaCorp Shares and OmegaCorp Options

If Denison is required to offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act or OmegaCorp Options under section 663A of the Corporations Act (and no relevant modification of those sections apply), Denison will give notices to the relevant OmegaCorp Shareholders and OmegaCorp Optionholders offering to buy out their OmegaCorp Shares in accordance with section 662B of the Corporations Act and their OmegaCorp Options in accordance with section 663B of the Corporations Act.

Denison must serve a notice offering to buy out all remaining OmegaCorp Shares and OmegaCorp Options if, at the end of the Offer Period, Denison and its Associates have relevant interests in at least 90% (by number) of OmegaCorp Shares. In the case of a notice to holders of OmegaCorp Options, the notice will need to be accompanied by a report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the OmegaCorp Options. OmegaCorp Shareholders and OmegaCorp Optionholders who hold shares or options covered by the notice may, but need not, accept the offer in the notice. The notices must be dispatched to OmegaCorp Shareholders and OmegaCorp Optionholders within one month after the end of the Offer Period and on the same day as they are lodged with ASIC or the next Business Day. OmegaCorp Shareholders and OmegaCorp Optionholders who wish to accept the offer must do so within one month after the notice is dispatched to them.

Denison is not required to give a notice to OmegaCorp Shareholders offering to buy out their OmegaCorp Shares under section 662B of the Corporations Act if it has given those shareholders a compulsory acquisition notice under section 661B of the Corporations Act. Accordingly, Denison does not anticipate that it will need to make an offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act as it will proceed to compulsory acquisition of those shares in accordance with section 661A of the Corporations Act as outlined in section 8.8(a).

9	Offer Terms
9.1	The Offer
(a)	Denison offers to acquire all of Your OmegaCorp Shares on the terms and subject to the conditions of this Offer.

(b)	The consideration offered is $1.30 in cash for each of Your OmegaCorp Shares and any Rights attaching to Your OmegaCorp Shares.

(c)	You may only accept this Offer in respect of all Your OmegaCorp Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see section 9.1(h)).

(d)	Unless this Offer is withdrawn or extended in accordance with the Corporations Act, this Offer will remain open during the period commencing on [............] and ending at 5pm (CST) on [............].

(e)	The Offer relates to OmegaCorp Shares that exist or will exist as at the Relevant Date and extends to all OmegaCorp Shares which are issued from the Relevant Date to the end of the Offer Period.

(f)	This Offer is made to you as the holder of Your OmegaCorp Shares at the Relevant Date.

(g)	If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer another person is, or is entitled to be, registered as the holder of some or all of Your OmegaCorp Shares (the Transferred Shares):
(i)	this Offer is deemed to have been withdrawn;

(ii)	a corresponding Offer is taken to have been made to that other person in respect of the Transferred Shares; and

(iii)	a corresponding Offer is taken to have been made to you in respect of Your OmegaCorp Shares other than the Transferred Shares.
(h)	If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your OmegaCorp Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:
(i)	this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your OmegaCorp Shares including any parcel that you hold in your own right;

(ii)	an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Denison notice which:
(A)	indicates that Your OmegaCorp Shares consist of distinct parcels; and

(B)	if it relates to OmegaCorp Shares in a CHESS Holding, is in an electronic form approved by the ASTC Settlement Rules; or

(C)	if it relates to OmegaCorp Shares held in an Issuer Sponsored Holding, is in writing; and
(iii)	you may at the one time accept two or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of OmegaCorp Shares.
Where you require additional copies of the Bidder’s Statement and Acceptance Form, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) to request such additional copies.
9.2	How to accept this Offer
(a)	You may accept this Offer at any time during the Offer Period, in the manner provided in sections 9.2 to 9.4.

(b)	The manner in which you accept this Offer will depend on whether Your OmegaCorp Shares are in an Issuer Sponsored Holding (see sections 9.3(a) — (c)) or in a CHESS Holding (see sections 9.4(a) — (c)).

(c)	Subject to section 9.6(b), if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, your acceptance of this Offer will require separate action in relation to the separate portions of Your OmegaCorp Shares.
9.3	Issuer Sponsored Holding
(a)	If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited PO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited LEVEL 5/115 GRENFELL STREET ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

(b)	Acceptance will be deemed to have been effected when, subject to this section 9, the duly completed Acceptance Form has been received at one of the above addresses.

(c)	For Issuer Sponsored Holdings only, if your Acceptance Form is returned by mail, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).
9.4	CHESS Holding
(a)	If Your OmegaCorp Shares are held in a CHESS Holding, then acceptance of this Offer can only be made in accordance with the ASTC Settlement Rules by:
(i)	instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period;

(ii)	subject to section 9.4(c), completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed in section 9.3(a); or

(iii)	if you are a Participant, initiating acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.
(b)	Notwithstanding any other clause to the contrary, acceptance of this Offer in accordance with section 9.4(a)(i) or (ii) is not effective unless, prior to the end of the Offer Period, the Controlling Participant of the shareholding has initiated an acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

(c)	If you choose to accept this Offer in the manner outlined in section 9.4(a)(ii), you:
(i)	acknowledge that Denison (or its agents or nominees) will merely forward your Acceptance Form to your Controlling Participant (the only person who can accept this Offer on your behalf) and that it is your responsibility to allow sufficient time for your Controlling Participant to initiate acceptance of this Offer;

(ii)	acknowledge that Denison (or its agents or nominees) is not responsible for any delays incurred by the process outlined in section 9.4(c)(i) or any losses whatsoever you incur by the fact that your acceptance is not processed before the end of the Offer Period; and

(iii)	agree to promptly give any further instructions or take any further actions necessary (and authorise Denison to give any instructions and take any actions necessary) concerning Your OmegaCorp Shares to your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules prior to the end of the Offer Period.
9.5	Acceptance Forms
(a)	You must comply with the directions on the Acceptance Form in order to lodge an effective acceptance of this Offer.

(b)	Denison may deem any duly completed faxed copy of an Acceptance Form received by it before the end of the Offer Period to be a valid acceptance. Where a faxed copy of an Acceptance Form in respect of a CHESS Holding is received, it will be treated as an acceptance subject to section 9.4(a)(ii).

(c)	Denison may deem any Acceptance Form received by it before the end of the Offer Period to be a valid acceptance notwithstanding that any of the requirements for acceptance have not been complied with.

(d)	No payment of consideration need be made until the required documents have been received and any outstanding requirements have been satisfied.
9.6	Effect of acceptance

By initiating acceptance of this Offer through CHESS, or signing and returning an Acceptance Form, you will have:
(a)	accepted this Offer irrevocably in accordance with its terms and conditions in respect of all of Your OmegaCorp Shares;

(b)	if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, and your acceptance was made only in respect of one type of holding, agreed, on request from Denison or its agents, to promptly take any actions necessary and have authorised Denison to take any actions necessary concerning the unaccepted holding of Your OmegaCorp Shares to ensure those shares are validly accepted in accordance with sections 9.2 to 9.4 prior to the end of the Offer Period;

(c)	agreed to transfer Your OmegaCorp Shares to Denison, subject to the Offer being declared free from the Conditions set out in section 9.8 or such Conditions being satisfied or waived;

(d)	authorised Denison (by any of its directors, secretaries, officers, employees and agents, jointly and severally) to complete on your behalf on the Acceptance Form (if applicable) correct details of Your OmegaCorp Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your OmegaCorp Shares to Denison;

(e)	represented and warranted to Denison that Your OmegaCorp Shares will, both at the time of your acceptance of this Offer and at the time of registration of the transfer of Your OmegaCorp Shares to Denison, be fully paid up and free from Encumbrances, that you have full power and authority to sell Your OmegaCorp Shares and that, upon transfer, Denison will be the owner of Your OmegaCorp Shares;

(f)	represented and warranted to and agreed with Denison that Your OmegaCorp Shares will be acquired by Denison with all Rights and that you will execute all instruments as Denison may require for the purpose of vesting in it such Rights;

(g)	irrevocably authorised and directed OmegaCorp to pay to Denison or to account to Denison for all Rights, subject to any Rights received by Denison being accounted for by Denison to you if the Offer is withdrawn or the contract formed by your acceptance of this Offer is rendered void;

(h)	except where Rights have been paid or accounted for under section 9.6(g), irrevocably authorised Denison to offset from the consideration payable in respect of Your OmegaCorp Shares the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Denison);

(i)	represented and warranted to Denison that, unless you have provided notice in accordance with section 9.1(h)(ii), Your OmegaCorp Shares do not consist of distinct parcels of OmegaCorp Shares;

(j)	irrevocably appointed Denison and its directors, secretaries, officers, employees and agents from time to time, jointly and severally, from the time that this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:
(i)	to attend and exercise any voting rights attaching to Your OmegaCorp Shares (including but not limited to demanding a poll for any vote) at any and all meetings of OmegaCorp held from the time that this Offer or any contract resulting from your acceptance of this Offer is or becomes unconditional until Denison is registered as the holder of Your OmegaCorp Shares;

(ii)	to execute and deliver all forms, transfers, assignments, notices and instruments relating to Your OmegaCorp Shares (including instruments appointing a director of Denison as a proxy in respect of Your OmegaCorp Shares and any application to OmegaCorp for a replacement certificate in respect of any certificate which has been lost or destroyed);

(iii)	generally to exercise all your powers and Rights in relation to Your OmegaCorp Shares including the power to requisition or join in requisitioning general meetings of OmegaCorp in accordance with the constitution of OmegaCorp or sections 249D, 249E or 249F of the Corporations Act and to consent to short notice of any general meetings of OmegaCorp; and

(iv)	to request OmegaCorp to register in the name of Denison (or its nominee) Your OmegaCorp Shares which you hold on any register of OmegaCorp, and agreed that, in exercising the powers conferred by this power of attorney, Denison or a director, secretary, officer, employee or agent of Denison (as the case may be) will be entitled to act in the interests of Denison as the beneficial owner and intended registered holder of Your OmegaCorp Shares;

(k)	irrevocably authorised Denison, from the time this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional or all Conditions have been satisfied, to notify OmegaCorp on your behalf that your address for the purpose of serving notices upon you in respect of Your OmegaCorp Shares is, the address of Denison and that all such notices are to be marked care of Denison and to direct OmegaCorp to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of Your OmegaCorp Shares to Denison at its address;

(l)	in respect of any of Your OmegaCorp Shares which are held in a CHESS Holding, irrevocably authorised and directed Denison by its directors, secretaries, officers, employees and agents to:
(i)	instruct your Controlling Participant to initiate acceptance of this Offer in respect of those OmegaCorp Shares in accordance with the ASTC Settlement Rules; and

(ii)	give any other instructions in relation to those OmegaCorp Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Denison acting in its own interests as a beneficial owner and intended registered holder of Your OmegaCorp Shares; and
(m)	with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or such conditions are satisfied or waived, irrevocably authorised Denison (or its agents or nominees) to do all things necessary to transfer Your OmegaCorp Shares into the name of Denison (including, if at the time of acceptance of this Offer some or all of Your OmegaCorp Shares are in a CHESS Holding, to cause a message to be transmitted in accordance with Rule 14.17.1 of the ASTC Settlement Rules to transfer Your OmegaCorp Shares to Denison’s Takeover Transferee Holding), regardless of whether Denison has paid the consideration due to you under this Offer.
9.7	Payment for OmegaCorp Shares acquired
(a)	If you accept this Offer and your acceptance complies with sections 9.2 to 9.4 (as applicable) or Denison determines to treat your acceptance as valid, Denison will pay you the cash amount to which you are entitled by acceptance of this Offer by cheque in Australian currency. The cheque will be sent, at your risk, by prepaid ordinary mail or, if you have an overseas address, by prepaid airmail to the address on the Acceptance Form (or such other address notified in writing to Denison before the cheque is sent).

(b)	Subject to sections 9.7(c) and (d), Denison will pay to you the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:
(i)	21 days after the end of the Offer Period;

(ii)	one month after the first day on which both the following apply:
(A)	this Offer has been validly accepted by you; and

(B)	the contract resulting from your acceptance of this Offer has become unconditional.
(c)	Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):
(i)	if that document is given with your acceptance, Denison will pay you the consideration to which you are entitled in accordance with section 9.7(b);

(ii)	if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Denison will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:
(A)	21 days after the end of the Offer Period; or

(B)	one month after the contract resulting from acceptance of this Offer becomes unconditional;
(iii)	if that document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Denison will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:
(A)	21 days after the end of the Offer Period; or

(B)	one month after that document is given;
(iv)	subject to section 9.7(c)(v), if that document is given after acceptance and after the end of the Offer Period, Denison will pay you the consideration to which you are entitled within 21 days after that document is given, but if at the time the document is given the Offer is still subject to the condition in section 9.8(f), within 21 days after the Offer becomes unconditional; and

(v)	if that document is not provided to Denison within one month after the end of the Offer Period, Denison may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.
(d)	If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:
(i)	the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v)	any other law of Australia that would make it unlawful for Denison to provide consideration for Your OmegaCorp Shares, applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Denison.

(e)	If Denison is required by law to retain or withhold (and pay to a Public Authority) any amount of the consideration payable to you under this Offer, the retention or payment by Denison of that amount in conjunction with payment of the remaining consideration payable to you in accordance with this section 9.7 will constitute full and proper payment of the consideration payable to you under this Offer.
9.8	Conditions

This Offer and any contract arising from acceptance of this Offer are subject to the fulfilment of the following conditions:

Minimum acceptance condition

During, or at the end of the Offer Period, Denison and its Associates have a Relevant Interest in at least 90% (by number) of OmegaCorp Shares.

Regulatory approval conditions
(a)	(FIRB Approval) one of the following occurs before the end of the Offer Period:
(i)	Denison receives written notice issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that there are no objections under the Australian Government’s foreign investment policy to the acquisition by Denison of the OmegaCorp Shares under the Offer, such notice being unconditional;

(ii)	the expiry of the period provided under the FATA during which the Treasurer may make an order or an interim order under FATA prohibiting the acquisition of OmegaCorp Shares under the Offer, without such an order being made; or

(iii)	if an interim order is made to prohibit the acquisition of OmegaCorp Shares under the Offer, the subsequent period for making a final order has elapsed, without any such final order being made.
(b)	(ASIC relief) Denison being granted any ASIC relief necessary for the Offer to proceed in the form anticipated.

(c)	(other regulatory approvals)

Between the Announcement Date and the end of the Offer Period (each inclusive), all approvals or consents that are required by law, or any Public Authority, as are necessary to permit:
(i)	the Offers to be lawfully made to and accepted by OmegaCorp Shareholders; and

(ii)	the transactions contemplated by the Bidder’s Statement to be completed (including without limitation, full, lawful and effectual implementation of the intentions set out in the Bidder’s Statement), are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(d)	(absence of regulatory actions) between the Announcement Date and the end of the Offer Period (each inclusive):
(i)	there is not in effect any preliminary or final decision, declaration, order or decree issued by a Public Authority;

(ii)	no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii)	no application is made to any Public Authority (other than by Denison or its associates), in consequence of or in connection with the Offer (other than an application to, or a decision or order or, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes or threatens to restrain, prohibit or impede, or otherwise materially adversely impacts upon (or could reasonably be expected to restrain, prohibit, impede or otherwise materially adversely impact upon), the making of the Offers or the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires (or could reasonably be expected to require) the divestiture by Denison of any OMC Shares or the divestiture any material assets of OmegaCorp or any subsidiary of OmegaCorp.
Adverse change conditions
(e)	(no material adverse change)

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or become known to Denison (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance profitability or prospects of OmegaCorp or any of its subsidiaries (taken as a whole) since the Announcement Date, including as a result of the making of the Offers or the acquisition of OmegaCorp Shares under the Offers.

(f)	(no change of control rights) between the Announcement Date and the end of the Offer Period (each inclusive), there is no person having any rights, being entitled to have any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) in all cases whether subject to conditions or not, as a result of any change of control event in respect of OmegaCorp (including, Denison acquiring Shares in OmegaCorp) or any of its subsidiaries or assets), to:
(i)	terminate or alter any contractual relations between any person and OmegaCorp or any of its subsidiaries (for this purpose an alteration includes the operations of a contract whether or not that altered operation is provided for under existing terms of the contract);

(ii)	require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii)	accelerate or adversely modify the performance of any obligations of OmegaCorp or any of its subsidiaries under any agreements, contracts or other legal arrangement.
(g)	(no major acquisitions, disposals or commitments)

Between the Announcement Date and the end of the Offer Period (each inclusive, neither OmegaCorp nor any of its subsidiaries:
(i)	purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, in aggregate, exceeds $5 million; or

(ii)	enters into any other commitment, or comes under an obligation to enter into any other commitment, which would require capital expenditure by OmegaCorp or any of its subsidiaries of an amount which, in aggregate, exceeds $3 million.
(h)	(no material change to arrangements with financial advisers)
(i)	Aggregate payments to financial advisers by OmegaCorp or its subsidiaries in connection with this Takeover Bid, the CAMEC takeover bid, or any other takeover bid announced between the Announcement Date and the end of the Offer Period (each inclusive), will not exceed $2.5 million.

(ii)	There are no material changes by OmegaCorp of its subsidiaries to any arrangements with their financial advisers in place at the Announcement Date.
(i)	(no prescribed occurrences) between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), no Prescribed Occurrence occurs.

9.9	Operation of conditions
(a)	Each of the conditions set out in each subsection, paragraph and subparagraph of section 9.8:
(i)	constitutes and is to be construed as a separate, several and distinct condition; and

(ii)	subject to the Corporations Act will be for the benefit of Denison alone and may be relied upon only by Denison.
(b)	Subject to the Corporations Act, each of the conditions contained in each subsection, paragraph and subparagraph of section 9.8 is a condition subsequent and will not prevent a contract to sell Your OmegaCorp Shares arising from acceptance of this Offer, but any breach or non-fulfilment of such a condition will entitle Denison, by written notice, to rescind the contract resulting from acceptance of this Offer.
9.10	Freeing the Offers from conditions

Subject to and in accordance with the Corporations Act, Denison may declare all Offers free from any or all of the Conditions contained in section 9.8 by giving notice in writing to OmegaCorp. Any declaration made under this section 9.10 may be made by Denison in its sole discretion but in compliance with the Corporations Act:
(a)	in the case of the condition in section 9.8(i), at any time up until three Business Days after the end of the Offer Period; or

(b)	in any other case, no later than seven days before the end of the Offer Period.
9.11	Notice on status of conditions

Denison will give notice of the status of the conditions in section 9.8 in accordance with section 630(1) of the Corporations Act on [ ], subject to extension in accordance with section 630(2) of the Corporations Act if the period during which this Offer remains open for acceptance is extended under section 650C of the Corporations Act.

9.12	Breach or non-fulfilment of conditions

If at the end of the Offer Period (or, in the case of the Condition in section 9.8(i), at the end of three Business Days after the end of the Offer Period), in respect of any of the Conditions contained in section 9.8:
(a)	Denison has not declared this Offer and all other Offers made by Denison to be free from that condition; and

(b)	that Condition has not been fulfilled,
all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from which binding contracts have not yet resulted, are void. In that event, Denison will, if you have accepted this Offer:
(c)	return your Acceptance Form together with all documents forwarded by you (if any) to your address as shown in the Acceptance Form; and

(d)	notify ASTC of the lapse of the Offers in accordance with Rule 14.19 of the ASTC Settlement Rules.
9.13	Reasonable endeavours in relation to conditions

Denison will:
(a)	use reasonable endeavours to procure that each of the Conditions in section 9.8 is satisfied; and

(b)	not do or omit to do anything which may cause a breach of any such Condition.
9.14	Withdrawal of Offers

Denison may withdraw unaccepted Offers at any time with the consent of ASIC. ASIC may consent subject to conditions.

9.15	Variation

Denison may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.16	Costs

All costs and expenses of the preparation and circulation of the Bidder’s Statement and the Offers will be paid by Denison. No brokerage or stamp duty is payable by you if you accept this Offer.

9.17	Notices

Any notice to be given by Denison to you in connection with the Offers may be given to you by leaving it at or sending it by pre-paid ordinary mail, or in the case of any address outside Australia, by pre-paid airmail to you at your address as recorded in the register of members of OmegaCorp on the Relevant Date or the address shown in the Acceptance Form.

9.18	Broker handling fees

Denison will pay a broker handling fee to participating organisations of ASX (Brokers) in respect of valid acceptances received from retail shareholders in connection with the Offer.

A stamping fee upon the terms below will be payable to a Broker in respect of all valid retail acceptances received by Denison for OmegaCorp Shares which bear the Broker’s official stamp or are accepted through the Broker via CHESS.

The stamping fee will be 0.5% of the value of the OmegaCorp Shares covered by the acceptance. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.

Brokers are precluded from receipt of payment of any stamping fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Corporations Act).

To qualify for the stamping fee, the acceptances must be received by Denison on or before the end of the Offer Period and Brokers must submit a tax invoice addressed to Denison.

Set out below are further conditions attaching to the offer of a Broker handling fee:

(a)	the submission of any acceptances bearing a Broker’s official stamp will constitute an acknowledgment by the Broker that it has represented to Denison that:
(i)	neither it nor an associate of it is the accepting OmegaCorp Shareholder;

(ii)	the handling fee will not be shared directly or indirectly with the accepting OmegaCorp Shareholder;

(iii)	it and the accepting OmegaCorp Shareholder are not associated for any other reason under the Corporations Act; and

(iv)	if requested, the Broker will confirm the above in writing to Denison before fees are paid;
(b)	for OmegaCorp Shareholders on the CHESS sub-register that are Broker sponsored, where that shareholder directly requests Denison (and not the Broker) to initiate acceptance of the Offer on their behalf, the Broker will not be entitled to receive the handling fee;

(c)	subject to the terms set out above and receipt of a tax invoice, payment of the handling fee will be made by cheque within one month of the Offer closing and once a valid tax invoice has been received; and
Denison reserves the right at its absolute discretion not to pay brokerage on acceptances it deems to be from the same shareholder, non-retail shareholders or acceptances that appear to have been split.

10	Authorisation
This Bidder’s Statement has been approved by a resolution passed by the directors of Denison on 5 July 2007.

11	Interpretation
11.1	Definitions

Terms used in this Bidder’s Statement have the meaning given in the Glossary (unless the contrary intention appears).

11.2	Construction

In this Bidder’s Statement, unless the context requires otherwise:
(a)	words importing the singular include the plural and vice versa and any gender include the other gender;

(b)	“includes” means includes without limitation;

(c)	if a word or phrase is defined in the Corporations Act or the ASTC Settlement Rules, it bears the same meaning;

(d)	if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(e)	all prices referred to in the Offer are inclusive of GST where applicable;

(f)	a reference to:
(i)	a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes the legal personal representatives, successors and assigns of that person;

(iii)	a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv)	a right includes a benefit, remedy, direction or power;

(v)	“$” or “cents” is a reference to the lawful currency of Australia, unless specified otherwise; and

(vi)	a section, subsection, paragraph or subparagraph is to a section, subsection, paragraph or subparagraph of this Bidder’s Statement.
11.3	Headings

Headings are for ease of reference only and do not affect the interpretation of this Bidder’s Statement.

11.4	Governing Law

The Offer and any contract that results from it are governed by the laws in force in Western Australia, Australia and on acceptance of the Offer, you irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waive any right to object to any proceedings being brought in those courts.

12	Glossary
The following defined terms are used throughout this Bidder’s Statement, unless the contrary intention appears or the context requires otherwise:

Acceptance Form	the transfer and acceptance form which accompanies this Bidder’s Statement and forms part of the Offer.

AMEX	American Stock Exchange.

Announcement Date	25 June 2007, being the date on which Denison announced details of the Takeover Bid to ASX, TSX and AMEX.

Annual Report	the statements of financial performance, financial position and cash flows for OmegaCorp and the OmegaCorp Group for the year to and as at 28 September 2006 and the related reports and declarations.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning given to it in the Corporations Act.

ASTC	ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules	the settlement rules of ASTC.

ASX	Australian Stock Exchange Limited.

Bidder’s Statement	this bidder’s statement, being the statement of Denison under Part 6.5 Division 2 of the Corporations Act relating to the Offers.

Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Perth, Western Australia.

CAMEC	Central African Mining and Exploration Company Plc (Company registration No. (UK) 4232247).

CGT	capital gains tax.

CHESS	the Clearing House Electronic Sub-register System operated by ASTC.

CHESS Holding	a holding of OmegaCorp Shares on the CHESS sub-register of OmegaCorp.

Conditions	means the conditions set out in section 9.8 of this Bidder’s Statement.

Controlling Participant	the Participant who is designated as the controlling participant for OmegaCorp Shares in a CHESS Holding in accordance with the ASTC Settlement Rules (usually, your broker).

Corporations Act	Corporations Act 2001 (Cth).

CST	Local time in Adelaide, South Australia.

DMI	Denison Mines Inc.

Denison	Denison Mines Corp.

Denison’s First Takeover Offer	the offers by Denison to acquire all of the OmegaCorp Shares pursuant to a Bidder’s Statement dated and lodged with ASIC on 23 January 2007 as amended by a First Supplementary Bidder’s Statement dated 23 March 2007.

Denison Board	the board of directors of Denison.

Encumbrance	any mortgage, charge (whether fixed or floating), pledge, lien, option, restriction as to transfer or any other encumbrance or security or adverse interest whatsoever.

FATA	Foreign Acquisitions and Takeovers Act 1975 (Cth).

FIRB	Foreign Investment Review Board.

Glossary	the glossary set out in this section 12.

GST	has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

IPO	the spin off of the Mavuzi Project and the Meponda Project through an initial public offer on the terms and conditions set out in the Prospectus issued by Mavuzi dated 29 May 2007.

IUC	International Uranium Corporation

Issuer Sponsored Holding	a holding of OmegaCorp Shares on OmegaCorp’s issuer sponsored sub-register.

JORC	the Australasian Code for the Reporting of Exploration Results, Mineral resources and Ore Reserves (as revised and updated from time to time).

Kariba Project	prospecting licence PL237 issued by the Government of Zambia and held by OmegaCorp Minerals Limited, a company incorporate in Zambia and being a wholly owned subsidiary of OmegaCorp.

Listing Rules	the listing rules of ASX.

Lundin Group of Companies or Lundin Group	13 publicly traded companies headed and operated by Lukas H. Lundin and Ian H. Lundin.

Mavuzi	Mavuzi Resources Limited (ACN 123 438 335).

Mavuzi Project	Prospecting licences 890, 1054, 1055 and 1119 in Mozambique held by OMC MOZ.

Meponda Project	Prospecting licences 1116, 1117 and 1118 in Mozambique held by OMC MOZ.

Offer	the offer for OmegaCorp Shares contained in this Bidder’s Statement and Offers means the several like offers for OmegaCorp Shares sent or to be sent to other OmegaCorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).

Offer Period	the period commencing on [............] and (unless the Offer is withdrawn) ending at 5pm (CST) on [............], or such later date to which the Offer has been extended.

Offer Price	means $1.30 per OmegaCorp Share.

OMC Resources	OmegaCorp Resources Pty Ltd, a company incorporated in Australia and wholly owned by OmegaCorp.

OMC MOZ	OmegaCorp Minerais Limitada, a company incorporated in Mozambique and wholly owned by OMC Resources.

OmegaCorp	OmegaCorp Limited ABN 60 094 212 307.

OmegaCorp Group	OmegaCorp and its Related Bodies Corporate.

OmegaCorp Optionholder	a holder of OmegaCorp Options.

OmegaCorp Options	the unquoted options to subscribe for OmegaCorp Shares set out in section 7.1(b) of the Bidder’s Statement.

OmegaCorp Shareholder	a holder of OmegaCorp Shares.

OmegaCorp Shares	fully paid ordinary shares in the capital of OmegaCorp, including any OmegaCorp shares issued on exercise of an OmegaCorp Option before the end of the Offer Period.

Participant	has the meaning set out in the ASTC Settlement Rules.

Prescribed Occurrence	any of the following events:

	(a)	OmegaCorp converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

	(b)	OmegaCorp or a subsidiary of OmegaCorp resolves to reduce its share capital in any way;

	(c)	OmegaCorp or a subsidiary of OmegaCorp:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

	(d)	OmegaCorp or a subsidiary of OmegaCorp issues shares, (other than shares issued as a result of the exercise of options into shares) or grants an option over its shares, or agrees to make such an issue or grant such an option;

	(e)	OmegaCorp or a subsidiary of OmegaCorp issues, or agrees to issue, convertible notes;

	(f)	OmegaCorp or a subsidiary of OmegaCorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

	(g)	OmegaCorp or a subsidiary or OmegaCorp charges or agrees to charge, the whole, or a substantial part, of its business or property;

	(h)	OmegaCorp or a subsidiary of OmegaCorp resolves to be wound up;

	(i)	a liquidator or provisional liquidator of OmegaCorp or a subsidiary of OmegaCorp is appointed;

	(j)	a court makes an order for the winding up of OmegaCorp or a subsidiary of OmegaCorp;

	(k)	an administrator of OmegaCorp, or of a subsidiary of OmegaCorp, is appointed under section 436A, 436B or 436C of the Corporations Act;

	(l)	OmegaCorp or a subsidiary of OmegaCorp executes a deed of company arrangement; or

	(m)	a receiver, or a receiver and manager other controller (as defined in the Corporations Act) or similar official, is appointed in relation to the whole, or a substantial part, of the property of OmegaCorp or of a subsidiary of OmegaCorp.

Public Authority	any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, Canada, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues and any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1) of the Corporations Act;

(d) any person mentioned in section 659B(1) of the Corporations Act who commences court proceedings in relation to a takeover bid or a proposed takeover bid;

(e) a court or a Court that makes an order in response to an application under section 657G(1) of the Corporations Act or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined in this Bidder’s Statement, have the meaning conferred on them by the Corporations Act).

Related Body Corporate	has the meaning given to that term in the Corporations Act.

Relevant Date	8.00am (WST) on 10 July 2007.

Relevant Interest	has the meaning given to that term in the Corporations Act.

Rights	all accretions, rights or benefits attaching to or arising from OmegaCorp Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits or assets as well as rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid, made or issued by OmegaCorp or any of its subsidiaries).

Takeover Bid	the off-market bid in accordance with Part 6.5 of the Corporations Act announced on 25 June 2007 under which Denison offers to acquire all OmegaCorp Shares.

Target’s Statement	the target’s statement required to be sent to OmegaCorp Shareholders by OmegaCorp.

TSX	Toronto Stock Exchange.

U3O8	triuranium octoxide.

WST	local time in Perth, Western Australia

Your OmegaCorp Shares	all the OmegaCorp Shares held by you including all OmegaCorp Shares held by you at the Relevant Date and still retained by you, and all OmegaCorp Shares acquired by you on or after the Relevant Date and still retained by you and my/our OmegaCorp Shares has a corresponding meaning.

Approval of Bidder’s Statement
Dated 6 July 2007
Signed for and on behalf of Denison by E. Peter Farmer, a director of Denison who is authorised to sign this Bidder’s Statement on behalf of Denison pursuant to a resolution passed by the directors of Denison.

E. Peter Farmer
Director

Annexure A — OmegaCorp Announcement
ANNOUNCEMENT TO THE AUSTRALIAN SECURITIES EXCHANGE: 25 JUNE 2007

Denison Mines Corp Makes a New Bid for OmegaCorp Limited
Denison announced earlier today that it is going to make a new takeover offer to acquire all of the remaining shares of OmegaCorp not already owned by Denison each at a price of $1.30 per share for a total consideration of approximately $134.0 million.
Denison’s offer is subject to a number of conditions including a minimum receipt of 90% of the shares of OmegaCorp.
Further information in respect of Denison’s offer will be contained in Denison’s Bidder’s Statement which will be served on OmegaCorp and lodged with the ASIC and ASX as soon as practicable.
The Directors of OmegaCorp recommend that shareholders take no action until they are in receipt of the Bidder’s and Target’s Statements of Denison and OmegaCorp respectively.
OmegaCorp has retained Argonaut Corporate Limited as their corporate advisor.

Enquiries-	Matthew Yates:	Managing Director
	Contact Details:	Telephone- (61 8) 9322 6322
Facsimile- (61 8) 9322 6558

ABN: 60 094 212 307
Level 9, The BGC Centre, 28 The Esplanade, Perth WA 6000
Tel: 08 9322 6322 Fax: 08 9322 6558

Annexure B — Denison Announcement

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2CS Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON MAKES A NEW BID TO ACQUIRE OMEGACORP LIMITED
Toronto, ON — June 25, 2007 — Denison Mines Corp. (“Denison”) (DML:TSX and DNN:AMEX) is pleased to announce a new takeover offer to acquire all of the remaining shares of OmegaCorp Limited (“OmegaCorp”) (ASX:OMC) (including any shares issued on exercise of an option issued in OmegaCorp) that Denison does not already own at a price of AU$1.30 per share, for a total consideration of approximately AU$134 million (CDN$121 million).
Offer Terms
The cash consideration of AU$1.30 per share provides substantial value to OmegaCorp shareholders and represents:
•	a premium of 6.6% to the volume weighted average price of OmegaCorp’s shares over the 20 trading days prior to the date of this announcement; and,

•	a premium of 32.7% to the 1 year volume weighted average OmegaCorp share price of AU$0.98.
Denison’s offer is subject to a number of conditions including a minimum acceptance of 90% of the shares of OmegaCorp, Foreign Investment Review Board approval and no material adverse changes to OmegaCorp. The full terms of the conditions of the proposed offer are as set out in Appendix 1.
On April 13, 2007, Central African Mining and Exploration Company Plc (“CAMEC”) announced its intention to make an all-share scrip bid for OmegaCorp, and on May 30, 2007 CAMEC lodged a bidder’s statement with ASIC. However, on June 13, 2007, CAMEC announced that it has withdrawn its takeover bid for OmegaCorp and that it will not be dispatching offers in relation to that bid.
Following an analysis of the outcome of the recent takeover bids for OmegaCorp, Denison’s management have concluded that it would be in the best interests of the respective shareholders of Denison and OmegaCorp if the remaining OmegaCorp shareholders were provided with an opportunity to accept a new cash offer.
Denison’s management believes that the acquisition of OmegaCorp will fit well into its growth strategy in terms of development scheduling and uranium production. The OmegaCorp assets are expected to add significantly to Denison’s uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.
Dundee Securities Corporation and Haywood Securities Inc. are joint financial advisors to Denison on the acquisition. Price Sierakowski is the legal advisor to Denison.

Bidder’s Statement
Further information in respect of Denison’s takeover offer will be contained in Denison’s bidder’s statement which will be served on OmegaCorp and lodged with the ASIC and ASX as soon as practicable and will be available on www.sedar.com.
Background Information — Denison
Denison is the premier North American intermediate uranium producer, with mining assets in the Athabasca Basin region of Saskatchewan, Canada, and the southwest United States including Colorado, Utah and Arizona. Further Denison holds ownership interests in 2 of the 4 conventional uranium mills operating in North America today.
Denison is a diversified and growth oriented, intermediate uranium producer with an estimated annual production rate of approximately 5 million pounds of U3O8 by 2011.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to its mills in the Athabasca Basin in Saskatchewan, Canada and in the Colorado Plateau, Henry Mountain and Arizona Strip regions of the southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments in Australia. In Australia, Denison has a 11% interest in Energy Metals Limited and has a 33% interest in OmegaCorp.
Further information on Denison is available from its website: www.denisonmines.com
About OmegaCorp
OmegaCorp is an Australian based exploration company, listed on the Australian Securities Exchange (ASX) with interests in Zambia, Tanzania, and Zimbabwe in southern Africa. The portfolio of advanced uranium projects includes the Kariba Uranium Project in Zambia, the Mkuju Power Project in Tanzania and the Zambezi Valley Project in Zimbabwe with geological extension into Mozambique.
Shareholder Information
A shareholder information line will be established for OmegaCorp shareholders with questions on the acquisition proposal. Details of that line will be provided by Denison in due course.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading

“Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Appendix 1 — Summary of Conditions to the Offer
The Takeover Bid to be made by Denison will be subject to the conditions set out in the Bidder’s Statement which will be substantially in the form set out below:
2.	Minimum Acceptance Condition
During, or at the end of, the Offer Period, Denison and its Associates have a Relevant Interest in at least 90% (by number) of the OmegaCorp Shares.
3.	Regulatory Approval Conditions
(a)	FATA

If required under the FATA, before the end of the Offer Period the Treasurer of the Commonwealth of Australia either:
(i)	issues a notice stating that the Commonwealth Government does not object to Denison acquiring 100% of the OmegaCorp Shares under the Offers, such notice being unconditional;

(ii)	is precluded from making an order or interim order under FATA prohibiting the acquisition of OmegaCorp Shares under the Offers; or

(iii)	if an interim order is made to prohibit the acquisition of OmegaCorp Shares under the Offers, the subsequent period for making a final order has elapsed, without any such final order being made.
(b)	ASIC relief

Denison being granted any ASIC relief necessary for the Takeover Bid to proceed in the form anticipated.

(c)	Other regulatory approvals

Between the Announcement Date and the end of the Offer Period (each inclusive), all approvals or consents that are required by law, or any Public Authority, as are necessary to permit:
(i)	the Offers to be lawfully made to and accepted by OmegaCorp Shareholders; and

(ii)	the transactions contemplated by the Bidder’s Statement to be completed (including without limitation, full, lawful and effectual implementation of the intentions set out in the Bidder’s Statement), are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(d)	No regulatory action

Between the Announcement Date and the end of the Offer Period (each inclusive):
(i)	there is not in effect any preliminary or final decision, declaration, order or decree issued by any Public Authority; and

(ii)	no inquiry, action or investigation is announced, commenced or threatened by any Public Authority; and

(iii)	no application is made to any Public Authority (other than by Denison or any Associate of Denison), in consequence of or in connection with the Offers (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or otherwise materially adversely impacts upon (or could reasonably be expected to restrain, prohibit, impede or otherwise materially adversely impact upon), the making of the Offers or the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires (or could reasonably be expected to require) the divestiture by Denison of any OmegaCorp Shares or the divestiture of any material assets of OmegaCorp or any subsidiary of OmegaCorp.
4.	Adverse Change Conditions
(a)	No prescribed occurrences

Between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), one of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:
(i)	OmegaCorp converting all or any of the OMC Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii)	OmegaCorp or a subsidiary of OmegaCorp resolving to reduce its share capital in any way;

(iii)	OmegaCorp or a subsidiary of OmegaCorp entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv)	OmegaCorp or a subsidiary of OmegaCorp making an issue of OmegaCorp Shares (other than OmegaCorp Shares issued as a result of the exercise of options into OmegaCorp Shares) or granting an option over an OmegaCorp Share or agreeing to make such an issue or grant such an option;

(v)	OmegaCorp or a subsidiary of OmegaCorp issuing, or agreeing to issue, convertible notes;

(vi)	OmegaCorp or a subsidiary of OmegaCorp disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(vii)	OmegaCorp or a subsidiary of OmegaCorp charging, or agreeing to chare, the whole, or a substantial part, of its business or property;

(viii)	OmegaCorp or a subsidiary of OmegaCorp resolving that it be wound up;

(ix)	the appointment of a liquidator or provisional liquidator of OmegaCorp or of a subsidiary of OmegaCorp;

(x)	the making of an order by a court for the winding up of OmegaCorp or of a subsidiary of OmegaCorp;

(xi)	an administrator of OmegaCorp or of a subsidiary of OmegaCorp being appointed under section 436A, 436B, or 436C of the Corporations Act;

(xii)	OmegaCorp or a subsidiary of OmegaCorp executing a deed of company arrangement.

(xiii)	The appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole or a substantial part, of the property of OmegaCorp or of a subsidiary of OmegaCorp.
(b)	No material adverse change

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or become known to Denison (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance profitability or prospects of OmegaCorp or any of its subsidiaries (taken as a whole) since the Announcement Date, including as a result of the making of the Offers or the acquisition of OmegaCorp Shares under the Offers.

(c)	No change of control rights

Between the Announcement Date and the end of the Offer Period (each inclusive), there is no person having any rights being entitled to have any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not, as a result of any change of control event in respect of OmegaCorp (including, Denison acquiring OmegaCorp Shares in OmegaCorp) or an of its subsidiaries or assets), to:
(i)	terminate or alter any contractual relations between any person and OmegaCorp or any of its subsidiaries (for this purpose an alteration includes the operations of a contract whether or not that altered operation is provided for under existing terms of the contract);

(ii)	require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii)	accelerate or adversely modify the performance of any obligations of OmegaCorp or any of its subsidiaries under any agreements, contracts or other legal arrangement.
(d)	No major acquisitions, disposals or commitments

Between the Announcement Date and the end of the Offer Period (each inclusive), neither OmegaCorp nor any of its subsidiaries:
(i)	purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, in aggregate, exceeds $5 million; or

(ii)	enters into any other commitment, or comes under an obligation to enter into any other commitment, which would require capital expenditure by OmegaCorp or any of its subsidiaries of an amount which, in aggregate, exceeds $3 million.

(e)	No material change to arrangements with financial advisers
(i)	Aggregate payments to financial advisers by OmegaCorp or its subsidiaries in connection with this Takeover Bid, the CAMEC takeover bid, or any other takeover bid announced between the Announcement Date and the end of the Offer Period (each inclusive), will not exceed $2.5 million.

(ii)	There are no material changes by OmegaCorp of its subsidiaries to any arrangements with their financial advisers in place at the Announcement Date.

Definitions
“Announcement Date” means June 25, 2007.
“ASIC” means Australian Securities and Investments Commission.
“Associate” has the meaning given in the Corporations Act.
“ASX” means ASX Limited ACN 008 624 691.
“Bid Terms” means the conditions of the Takeover Bid set out in Appendix 1.
“Bidder’s Statement” the bidder’s statement to be issued by Denison in relation to the Takeover Bid.
“Business Day” means a day on which the banks are open for business in Western Australia excluded a Saturday, Sunday or public holiday.
“Corporations Act” means the Corporations Act 2001 (Cth).
“Denison” means Denison Mines Corp.
“FATA” means the Foreign Acquisitions and Takeovers Act 1975 (Cth).
“Offers” means the offers made under the Takeover Bid.
“Offer Period” means the period during which the Offers remain open.
“OmegaCorp” means OmegaCorp Limited ABN 60 094 212 307.
“OmegaCorp Share” means an ordinary share in the capital of OmegaCorp, including any ordinary share issued on exercise of an option in OmegaCorp before the end of the Offer Period.
“OmegaCorp Shareholder” means a holder of OmegaCorp Shares.
“Public Authority” means any government or any governmental, semi-governmental, statutory or judicial entity, agency or authority, whether in Australia or elsewhere, including without limitation any self-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions, and ASX or any other stock exchange.
"Relevant Interest” has the meaning given to that term in the Corporations Act.
“Takeover Bid” means the takeover bid proposed to be made by Denison for all of the OmegaCorp Shares that Denison does not currently own on the Bid Terms.

Exhibit 3
Bidder’s Statement
containing an offer of $1.30 cash per share by
Denison Mines Corp.
to acquire all of your ordinary shares in
OmegaCorp Limited ABN 60 094 212 307
The Offer is scheduled to open on [           ] and close at
5pm (CST) on [            ], unless extended
OFFER ENQUIRY LINE
1300 732 507 (callers in Australia) or +61 3 9415 4093 (callers outside Australia)
For legal reasons calls to these numbers will be recorded
This is an important document and requires your immediate attention
If you are in any doubt as to how to deal with it, please consult your stockbroker or your legal, financial or professional adviser

Financial Advisors to Denison	Legal Advisors to Denison

Important Dates

Announcement Date	25 June 2007

Date of Original Bidder’s Statement	6 July 2007

Date Replacement Bidders Statement lodged with ASIC	16 July 2007

Date of Offer	[ ]

Offer closes — 5pm (CST) unless extended*	[ ]

*	The Offer may be extended to the extent permissible under the Corporations Act.
Important Contacts

Share registrar for the Offer	Denison Offer Enquiry Line*

Computershare Investor Services Pty Ltd	1300 732 507 (for Australian callers)

Level 5/115 Grenfell Street	+61 3 9415 4093 (for international callers)
Adelaide, South Australia 5000

*	For legal reasons calls to these numbers will be recorded.
Important Notices
Bidder’s Statement
This replacement Bidder’s Statement dated 16 July 2007 is given by Denison Mines Corp. (Denison) to OmegaCorp Limited (OmegaCorp) under Part 6.5 of the Corporations Act. It includes an Offer dated [       ] on the terms set out in section 9.
A copy of this replacement Bidder’s Statement was lodged with ASIC on 16 July 2007. This replacement Bidder’s Statement replaces the Bidder’s Statement lodged with ASIC on 6 July 2007. References in this document to “the date of this Bidder’s Statement” should be read as references to 6 July 2007. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder’s Statement.
Disclaimer as to forward looking statements
Some of the statements appearing in the Bidder’s Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Denison and OmegaCorp operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Denison, the directors or officers of Denison, any persons named in this Bidder’s Statement with their consent or any person involved in the preparation of this Bidder’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Bidder’s Statement reflect views held only as at the date of this Bidder’s Statement.
Privacy
Denison has collected your information from the OmegaCorp register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of OmegaCorp Shares. The Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Denison’s related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. You can contact the Denison offer enquiry line if you have any queries about the privacy practices of Denison.
Defined terms
A number of important words and phrases with particular meanings are used in this document. These terms are explained in the Glossary in section 12 of this Bidder’s Statement.
As this replacement Bidder’s Statement replaces the Bidder’s Statement lodged with ASIC on 6 July 2007, references in this document to “the date of this Bidder’s Statement” should be read as references to 6 July 2007.
Investment decisions
The Bidder’s Statement does not take into account the individual investment objectives, financial situation or particular needs of each OmegaCorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.
How to accept
Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in section 9.2. A summary is set out below:
•	Issuer Sponsored Holdings

Please complete and sign the enclosed Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas OmegaCorp Shareholders).
•	CHESS Holdings

Please instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.
•	Options

If you hold OmegaCorp Options, please refer to section 8.2.
Queries
If you have any questions about the Bidder’s Statement, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or your stockbroker, legal or financial adviser. As required by the Corporations Act, calls to the offer enquiry line will be recorded.

Table of Contents

Chief Executive Officer’s Letter	2

Why you should accept the Offer	4

Answers to Key Questions	8

1 Summary of the Offer	12

2 Information about Denison	14

3 Information about OmegaCorp	20

4 Denison’s Intentions	26

5 Funding of Offers	29

6 Taxation Considerations	30

7 OmegaCorp Share Capital Information	32

8 Additional Information	34

9 Offer Terms	41

10 Authorisation	50

11 Interpretation	51

12 Glossary	52

Approval of Bidder’s Statement	57

Chief Executive Officer’s Letter
6 July 2007
Dear OmegaCorp Shareholder
Denison is pleased to provide to you its new Offer to acquire all of your shares in OmegaCorp for a price of $1.30 per share.
Upon the close of Denison’s First Takeover Offer on 13 April 2007, Denison became the largest single shareholder in OmegaCorp with a shareholding of 33.18%. Management and the directors of OmegaCorp accepted Denison’s First Takeover Offer in respect of their shareholding in OmegaCorp and as a result no longer hold any Shares in OmegaCorp.
On 13 April 2007, Central African Mining and Exploration Company Plc (“CAMEC”) announced its intention to make an all-share scrip takeover bid for OmegaCorp. However, on 13 June 2007, CAMEC announced that it had withdrawn its takeover bid for OmegaCorp.
Based on these factors, Denison’s management have concluded that it would be in the best interests of the respective shareholders of Denison and OmegaCorp if the remaining OmegaCorp Shareholders were provided with an opportunity to accept a new cash offer from Denison.
Reasons to Accept
The Offer implies a market capitalisation for OmegaCorp of approximately $201 million. The Offer represents:
•	a premium of 6.6% to the volume weighted average price of OmegaCorp Shares over the previous 20 trading days before 25 June 2007 (the date the bid was announced);

•	a premium of 32.7% to the one year volume weighted average OmegaCorp Share price of $0.98, prior to 25 June 2007;

•	a premium of 13% over Denison’s First Takeover Offer;

2

•	an opportunity for OmegaCorp Shareholders to immediately realise the benefits from the Kariba Project;

•	the assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to, permitting, resource upgrading, operational, metallurgical and financial risks involved in the development and commercialisation of the Kariba Project; and

•	an opportunity for OmegaCorp Shareholders to accept an unconditional cash offer.
The existing management of OmegaCorp no longer own any Shares in OmegaCorp and in Denison’s opinion are eager to pursue other ventures. Denison with its own management team, expertise and financial resources are ready to move the Kariba Project forward into development and eventual production.
OmegaCorp Shareholders should be aware that the OmegaCorp Share price may decline below current levels if the Offer lapses and no competing bid emerges.
This is an important document which you should retain throughout the Offer Period.
We believe that the Offer is very fair in all circumstances. We encourage you to accept the Offer as soon as possible. Please read this document carefully. The Offer is open for your acceptance until 5pm (CST) on [                    ] unless extended. To accept the Offer, complete and return the enclosed Acceptance Form or instruct your broker to initiate acceptance of the Offer through CHESS.
If you have any questions about the Offer, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or your stockbroker, legal or financial adviser.

Yours sincerely

E. Peter Farmer
Chief Executive Officer / Director

3

Why you should accept the Offer
1.	Significant premium
The Offer at $1.30 per OmegaCorp Share represents a premium of approximately 13% to the Denison’s First Takeover Offer, and represents an attractive premium over the historical market price of OmegaCorp Shares of approximately:
•	6.6% to the volume weighted average price of OmegaCorp Shares over the 20 trading days before the Announcement Date (being 25 June 2007);

•	32.7% to the one year volume weighted average OmegaCorp Share price of $0.98, prior to the Announcement Date;

•	88.4% to the two year volume weighted average OmegaCorp Share price of $0.69, prior to the Announcement Date; and,

•	154.9% to the one year OmegaCorp Share price low of $0.51, prior to the Announcement Date.
The OmegaCorp Share price increased materially following the announcements by Denison and CAMEC of their respective takeover bids. While the Denison Offer is open, the OmegaCorp Share price is likely to be supported at $1.30. However, the OmegaCorp Share price may decline materially if the Offer does not proceed, and no superior competing bid emerges.
Denison believes that the Offer is full and fair.
If you accept the Offer you will receive a cash payment of $1.30 for each of your OmegaCorp Shares. Further, you will not pay any brokerage fees or stamp duty if you accept the Offer. You may incur brokerage costs and GST on those costs if you choose to sell your OmegaCorp Shares on ASX.

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2. Avoidance of Project Development Risk
•	OmegaCorp’s Kariba Project is at an early stage of development and the resource is a 100% JORC inferred resource. It should be noted that inferred resources under JORC are the lowest confidence category of resource classification and a significant amount of work needs to be undertaken to determine the commercial viability, if any, of the Kariba Project. Accordingly, it may be up to two years or more before commercial operations on the Kariba Project commence, if at all.

•	Successful development and commercialisation of the Kariba Project will require a combination of a number of things:
•	a successful exploration and development program to expand, if possible, and upgrade the resource to a higher confidence classification and determine the commercial viability of the Kariba Project;

•	a strong and capable management team with the appropriate mix of specific skills — from geology, mining, metallurgy, engineering and construction through to project financing and marketing of the product;

•	a significant amount of capital; and

•	regulatory approvals.
•	At this time, the government of Zambia has yet to issue any licence for mining uranium in Zambia. The Zambian Government has publicly stated that before granting uranium mining licenses the Zambian Government will have to implement the International Atomic Energy Agency guidelines, which will establish health and environmental policies for uranium mines.

•	Denison is better able to provide the financing required for the Kariba Project than OmegaCorp.

•	Denison possesses a diversified mix of uranium production assets with varying cost profiles. The Kariba Project is likely to occupy the higher-cost end of Denison’s portfolio. Therefore, Denison is potentially better able to absorb future uranium price volatility than a single project company such as OmegaCorp.

•	The management and directors of OmegaCorp accepted Denison’s First Takeover Offer in respect of their shareholdings in OmegaCorp and consequently no longer hold any Shares in OmegaCorp. Denison, with its own management team, expertise and financial resources, is ready to move the Kariba Project forward into development and eventual production.

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3.	Avoidance of Future Funding Uncertainties
•	This Offer allows OmegaCorp Shareholders to eliminate the risk associated with future funding uncertainties in exchange for a cash payment.

•	Given the early stage of development of OmegaCorp’s Kariba Project, OmegaCorp will require a significant amount of capital to advance this project to eventual production. Current estimates from OmegaCorp’s preliminary Scoping Study announced on 13 November 2006, estimated the capital cost at approximately $60 million (US dollars) which is several multiples of OmegaCorp’s cash balance of approximately $11.6 million (as disclosed in OmegaCorp’s announcement on 30 April 2007).

•	Failure to secure appropriate funding on a timely basis may cause OmegaCorp to either postpone, or cancel, its development plans.

•	Development of the Kariba Project will necessitate OmegaCorp entering into additional financing or potential joint venture arrangements, the availability and terms of which are uncertain and may not be favourable to OmegaCorp Shareholders.
4.	The Offer is an Unconditional 100% Cash Offer and OmegaCorp Shareholder’s Will Incur No Brokerage
If OmegaCorp Shareholder’s accept the Offer they will receive $1.30 for each OmegaCorp Share. Furthermore no brokerage fees will be payable if the Offer is accepted. OmegaCorp Shareholders may incur brokerage costs and GST on those costs, if they choose to sell their OmegaCorp Shares on ASX.
5.	What happens if you do not Accept?
•	If OmegaCorp Shareholders do not accept the Offer and OmegaCorp remains a listed company, there are risks and potential consequences that they should be aware of. These risks and consequences have been detailed above and include, project development risks, risk of future dilution, political and regulatory risks, and investment risks.

•	Denison’s current intention is to continue to hold any stake in OmegaCorp with a view to maximising returns for Denison shareholders. However, if at the end of the Offer Period OmegaCorp does not become a controlled entity of Denison, Denison will review this position. This may result in Denison acquiring additional OmegaCorp Shares or disposing of any OmegaCorp Shares, which could result in significant price pressure on the OmegaCorp Share price. Refer to section 4 for further details regarding Denison’s intentions.

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•	If Denison acquires more than 90% of the OmegaCorp Shares under the Offer it will be entitled to compulsorily acquire the OmegaCorp Shares from OmegaCorp Shareholders who do not accept the Offer. Under the compulsory acquisition provisions of the Corporations Act there is likely to be a delay of up to six weeks for payment of the OmegaCorp Shares so acquired.

•	While there are many factors that might influence the market price of OmegaCorp Shares, there is a risk that, if the Offer lapses and no superior competing bid emerges, the OmegaCorp Share price may decline below current levels.

•	No dividends have been paid by OmegaCorp to date. Given the capital requirements of the Kariba Project there is no certainty of dividends or capital returns at any time for OmegaCorp Shareholders.

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     Answers to Key Questions

Question	Answer
Offer Structure

What is the Offer?	Denison is offering to buy all of Your OmegaCorp Shares, including OmegaCorp Shares issued on the conversion of, or the exercise of rights attached to OmegaCorp Options before the end of the Offer Period.

The Offer Price is cash of $1.30 per OmegaCorp Share.

What are the tax consequences if I accept the Offer?	A general outline of the tax implications of accepting the Offer is set out in section 6 of the Bidder’s Statement.

Reasons to Accept the Offer

Why Accept the Offer?	The Denison Board believes that OmegaCorp Shareholders should accept the Offer for the following key reasons:

•   Denison’s cash Offer of $1.30 for each of Your OmegaCorp Shares represents an attractive premium to the trading price ranges of OmegaCorp Shares in the period prior to the date the Takeover Bid was announced;

• Denison’s Offer is an unconditional 100% cash offer and you will incur no brokerage costs;

•   The assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to permitting resource upgrading, operational, metallurgical and commercial risks involved in the development and operation of the Kariba Project;

• Denison’s Offer provides an opportunity for OmegaCorp Shareholders to immediately realise their investment at an attractive premium to historical trading prices;

•   OmegaCorp’s existing management and directors have no shareholding in OmegaCorp. Denison, with its own management team, expertise and financial resources, is ready to move the Kariba Project forward into development and eventual production; and

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Question	Answer
• Denison believes that the Offer is full and fair.

Refer to the section headed “Why you should accept the Offer” of this Bidder’s Statement for further information.

Offer Terms & Conditions

How do I accept the Offer?	To accept the Offer you should follow the instructions set out in sections 1, and 9.2 to 9.5 (inclusive) of this Bidder’s Statement. To be effective, your acceptance must be received by Denison before 5pm (CST) on [ ], unless Denison’s Offer is extended.

What choices do I have as an OmegaCorp Shareholder?	As an OmegaCorp Shareholder, you have the following choices in respect of Your OmegaCorp Shares:

• accept the Offer;

• sell some or all of Your OmegaCorp Shares on ASX (unless you have previously accepted the Offer for Your OmegaCorp Shares); or

• do nothing.

Can I accept the Offer for part of my holding in OmegaCorp?	No. You cannot accept for part of your holding in OmegaCorp. You may only accept the Offer for ALL of Your OmegaCorp Shares.

Can I withdraw my acceptance?	Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted the Offer, Denison varies the Offer in a way that postpones, for more than one month, the time when Denison has to meet its obligations under the Offer.

What happens if I do not accept the Offer?	If you do not accept the Offer and Denison becomes entitled to proceed to compulsory acquisition under the Corporations Act, Denison intends to proceed to compulsorily acquire Your OmegaCorp Shares. If this occurs, payment of the Offer Price for Your OmegaCorp Shares will be dispatched at the conclusion of this process. You will receive payment sooner if you accept the Offer.

When does the Offer close?	The Offer is currently schedule to close at 5pm (CST) on [.........], unless it is extended.

Can Denison extend the Offer Period?	Yes, the Offer can be extended at Denison’s election or otherwise in accordance with the Corporations Act.

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Question	Answer
If I accept the Offer, when will I receive payment?	Generally, if you accept the Offer, you will receive payment on or before the earlier of:

• one month after the Offer is validly accepted by you; and

• 21 days after the end of the Offer Period.

Refer to section 9.7 of this Bidder’s Statement which contains further information about the dates for payment of the Offer consideration.

Will I need to pay brokerage or stamp duty if I accept the Offer?	You will not pay brokerage fees or stamp duty if you accept the Offer.

Is the Offer subject to defeating conditions?	The Offer is not subject to any defeating conditions:

General

What is the Bidder’s Statement?	This Bidder’s Statement was prepared by Denison for distribution to OmegaCorp Shareholders. It sets out the terms of the Offer, information relating to the Offer and the Offer consideration you will receive. The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your financial, legal or other professional adviser as soon as possible.

Is there a number that I can call if I have further queries in relation to the Offer?	If you have any further queries in relation to the Offer, you can call the Offer enquiry line on 1300 732 507 (callers within Australia) or +61 3 9415 4093 (callers outside Australia), Monday to Friday between 8.30am and 5.30pm (WST). For legal reasons, all calls to these numbers are recorded.

Any further material relating to the Offer will be lodged with the ASX.

Who is Denison?	Denison Mines Corp. is a diversified and growth oriented intermediate uranium producer with an estimated annual production rate of approximately five million pounds U3O8 by 2011. As at 27 June 2007, Denison has a strong financial position with in excess of $169 million US Dollars (approximately AU$200 million) cash balance and no debt.

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Question	Answer
Denison is listed on the Toronto Stock Exchange and the American Stock Exchange and trades under the symbols DML and DNN, respectively. The Chief Executive Officer of Denison is E. Peter Farmer.

Refer to section 2 for further information on Denison.

Important Notice	The information in this section is a summary only of Denison’s Offer and is qualified by the detailed information set out elsewhere in this Bidder’s Statement.

You should read the entire Bidder’s Statement and the Target’s Statement that OmegaCorp will shortly be sending to you, before deciding whether to accept the Offer.

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1	Summary of the Offer
This summary provides an overview of the Offer and is qualified by the detailed information contained in the Bidder’s Statement. You should read the Bidder’s Statement in full before deciding whether or not to accept the Offer.
Defined terms used in this summary are capitalised. The definitions of these terms are set out in the Glossary in section 12.

Denison	is Denison Mines Corp.

The Offer	Denison is offering to buy all of Your OmegaCorp Shares, by way of an off-market takeover offer. You may only accept the Offer for all of Your OmegaCorp Shares.

The Offer also extends to any OmegaCorp Shares issued on the conversion of, or exercise of rights attached to, OmegaCorp Options before the end of the Offer Period.

Offer Price	$1.30 per OmegaCorp Share.

How to accept	Below is a summary of the ways in which you can accept the Offer. The full details of how to accept the Offer are set out in sections 9.2 to 9.4 (inclusive).

Issuer Sponsored Holding

If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept the Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited PO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited Level 5/115 Grenfell Street ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

CHESS Holding

If Your OmegaCorp Shares are held in a CHESS Holding, you must instruct your Controlling Participant (usually your

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broker) to initiate an acceptance of the Offer on your behalf.

You could also complete and sign the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed above. However, Denison will merely send this form to your Controlling Participant who is the only person who can accept the Offer on your behalf.

Closing date	The Offer closes at 5pm (CST) on [.............], unless it is extended by Denison.

Payment terms	Denison will pay the consideration for the Offer to OmegaCorp Shareholders who accept the Offer (and provide the necessary transfer documents at the time of acceptance) on or before the earlier of:

(a) 21 days after the end of the Offer Period; or

(b) one month after the day the Offer has been validly accepted by you.

Conditions	The Offer is not subject to any defeating conditions.

Dividends	Denison is entitled to any dividends declared or paid after the Announcement Date in respect of OmegaCorp Shares acquired under the Offer. If any such dividend is paid to an OmegaCorp Shareholder, Denison reserves the right to offset the amount of the dividend from the consideration payable to that Shareholder on acceptance of the Offer.

Brokerage	You will not pay any brokerage fees, stamp duty or GST on accepting the Offer.

Broker Handling Fees	Denison will pay a broker handling fee of 0.50% to Participating Organisations of the ASX (Brokers) in respect of valid acceptances which bear the Broker’s official stamp or are accepted through the Broker via CHESS. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.

Queries	If you have any questions about the Offer, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers). As required by the Corporations Act, calls to the offer enquiry line will be recorded.

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2	Information about Denison
2.1	Introduction

Denison is Denison Mines Corp., a Canadian and U.S. listed uranium producer, developer and explorer. Denison is the result of a business combination between International Uranium Corporation (IUC) and Denison Mines Inc. (DMI) which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.

Denison is the premier North American intermediate uranium producer, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah and Arizona. Further, Denison holds ownership interests in two of the four conventional uranium mills operating in North America today. The diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions positions Denison for growth and development into the future.
2.2	Principal activities of Denison

Denison is a diversified and growth-oriented uranium producer with an estimated annual production rate of approximately five million pounds U3O8 by 2011. Denison has a strong financial position with cash balances in excess of $169 million (US Dollars) and no debt (as of 27 June 2007).

Denison assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% joint venture ownership of the McClean Lake mill in Saskatchewan, Canada.

Both mills are fully permitted, operating and undergoing expansion. Denison’s share of the combined licensed annual milling capacity is 10.7 million pounds in 2007. Both the White Mesa and McClean Lake uranium facilities continue to meet or exceed all operational, environmental, safety and health targets. The McClean Lake facility was the first mining operation to obtain the internationally recognized ISO 14001 certification for environmental management systems.

In Canada, Denison owns a 22.5% interest in several uranium deposits through the McClean Lake Joint Venture. At the JEB, Sue A and Sue C deposits, the Joint Venture has mined and milled over 41 million pounds of uranium. Mining of the Sue E deposit is currently underway. The remaining known deposits, including McClean North, Sue B and Caribou, are expected to be mined over the next three years.

In the United States, Denison has a 100% interest in ten mines located in three separate mining areas. At four of the six mines located in the Colorado Plateau region, in the states of Utah and Colorado, Denison restarted mining operations in late 2006. Permitting of the Henry Mountains Complex, also in Utah, is underway and Denison anticipates receiving the permit in July 2007. Denison will begin mining operations upon receipt of the permit. Additionally, Denison owns three mines and several uranium-bearing deposits in the Arizona Strip mining region, located in Northeastern Arizona. Operations at the Arizona 1 Mine are expected to begin in late 2007. Permitting of the Pinenut and Canyon

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Mines will be completed in 2009-2010 and operations will begin once the permits are in place.

Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the company’s mills in the Athabasca Basin in Saskatchewan, Canada and in the Colorado Plateau, Henry Mountain and Arizona Strip regions of the Southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments, in Australia. In Mongolia, Denison has a 70% interest in the Gurvan Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. Denison holds approximately a 33% interest in OmegaCorp and an 11% interest in Energy Metals Limited. Energy Metals has seven projects located in the Northern Territory and Western Australia covering over 4,000 square kilometres.
2.3	Denison’s affiliation with the Lundin Group of Companies

The largest single shareholder of Denison is the Lundin family (Lundin) through various individual and wholly owned holding company accounts. In business for over three decades, the Lundins are leaders in identifying superior global investment opportunities in the natural resource sector.

Well over $3 billion in financing has been raised to develop Lundin Group projects. The 13 companies operated by the Lundins are actively engaged in the development/production of and exploration for oil and gas, gold, copper, cobalt, zinc, lead, silver, uranium, phosphate and iodine.

The Lundin Group of Companies operate in over 20 different countries and have been highly commended by local communities and governments for their efforts in developing a set of protocols that ensure issues of environmental and cultural concern are addressed as well as economic benefits and employment opportunities.

The Lundin Group is headquartered in Geneva, Switzerland. Corporate offices are located in Vancouver, Calgary, Toronto, Paris, Geneva and Stockholm. Project offices are worldwide, with key project offices located in Saskatoon, Denver, Santiago, Jakarta, Tunis, Buenos Aires, San Juan, Damascus, Cairo, Moscow and Uppsala.
2.4	Denison’s Board of Directors and Management team

Brief profiles of the directors of Denison and its management team, as at the date of this Bidder’s Statement, are as follows:

Lukas H. Lundin, chairman,

Mr. Lundin has served as a director of IUC since May 1997. Born in 1958, Lukas Lundin was raised in Stockholm, Sweden and educated at the Ecole Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering).

At age 25, Mr. Lundin headed International Petroleum Corporation’s extensive and rapidly growing international operations and was based in the company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr.

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Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Bajo de la Alumbrera was the subject of a $500 million takeover by Rio Algom and North Limited and is now one of the largest gold/copper producers in the world. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit. Veladero was the subject of a $300 million takeover by Homestake Mining Company in 1999. In addition, Mr. Lundin was a senior Director of Lundin Oil AB and was instrumental in the $480 million takeover of Lundin Oil AB by Talisman Energy in 2001. Mr. Lundin is currently a Director of Atacama Minerals Corp., Canadian Gold Hunter Corp., Canmex Minerals Corporation, Red Back Mining Inc., Lundin Petroleum AB, Lundin Mining Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp. and Vostok Nafta Investment Ltd.
E. Peter Farmer, Chief Executive Officer and Director,
Mr. Farmer was the President and Chief Executive Officer of DMI. In addition, Mr. Farmer served as a director of DMI since September 2003. After the DMI and IUC business combination, Mr. Farmer was appointed as Chief Executive Officer and a director of Denison. Mr. Farmer joined Denison Mines Limited in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Mr. Farmer served as a director of Denison Mines Limited starting in 1995 and continued as a director of Denison Energy to 2004. Prior to joining Denison Mines Limited, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen’s University in 1971 and received his LL.B. from the University of Windsor in 1974.

Ron F. Hochstein, President, Chief Operating Officer and Director,

Mr. Hochstein has been a director of IUC since April, 2000. Mr. Hochstein began his career with Noranda Inc., a major Canadian mining company. Over his 12 years with Noranda Inc. he worked at a number of its operations and in Toronto with the business development group. After Noranda, he joined Simons Mining Group in Vancouver where he was the project manager of several feasibility studies and a financial analyst on a number of fairness opinions. Through his experience in the mining industry he has worked in South and North America, Africa, Asia and the Middle East and with most major commodities. Mr. Hochstein joined IUC in the fall of 1999 and took over as President and Chief Executive Officer in April 2000. After the DMI and IUC business combination, Mr. Hochstein was appointed President and Chief Operating Officer and a director of Denison. He is currently President of the Uranium Producers of America and is on the Board of Directors of the U.S. National Mining Association. Mr. Hochstein has a B.Sc. in metallurgical engineering from the University of Alberta and an M.B.A. from the University of British Columbia. Mr. Hochstein is also President and Chief Executive Officer of Fortress Minerals Corp. and is a director of JNR Resources Inc., Fortress Minerals Corp., Atacama Minerals Corp. and Santoy Resources Ltd.

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John H. Craig, Director

Mr. Craig has been a director of IUC since May 1997. Mr. Craig is a lawyer practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, TSX listing, dealings with the TSX and the Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operation agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LLB from the University of Western Ontario and was admitted to the bar in 1973. Mr. Craig is also a director of the following public companies: Atacama Minerals Corp., Canadian Gold Hunter Corp., Consolidated HCI Holdings Corp., Lundin Mining Corporation, Rio Narcea Gold Mines Ltd., Tenke Mining Corp., and Tanganyika Oil Company Ltd.
W. Robert Dengler, Director
Mr. Dengler has served as a director of DMI since March 2004. In 2005, Mr. Dengler retired from the position of President and Chief Executive Officer of Dynatec Corporation, a position he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience and currently serves on the board of directors of Dynatec Corporation and IAMGold Corporation. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Brian D. Edgar, Director

Mr. Edgar joined the IUC board in March 2005. Mr. Edgar is a lawyer who practiced corporate and securities law in Vancouver for 16 years. In 1992 Mr. Edgar, along with William A. Rand, established Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Rand Edgar Investment Corp. is in the business of providing early stage venture capital to high growth companies and advisory services. Mr. Edgar is also a director of the following public companies: Bayou Bend Petroleum Ltd., Dome Ventures Corporation, Lexacal Investment Corp., Pender Financial Group Corporation, Red Back Mining Inc., White Knight Resources Ltd. and Pearl Exploration and Production Ltd.

Paul F. Little, Director

Mr. Little has served as a director of DMI since March 2004 and of Denison Mines Limited since May 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on the following public company boards: Pure Energy Services Ltd., EGI Financial Holdings Inc., MediSystem Technologies Inc., Nautilus, Inc. and World Point Terminals Inc. He is Chairman of EGI Financial Holdings Inc. Mr. Little is a Chartered Accountant

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and holds an M.B.A. from the University of British Columbia and a B.A. (Economics) from the University of Toronto.

Roy J. Romanow, Director

Mr. Romanow joined the DMI board in April 2005. Mr. Romanow is a Senior Fellow in the Department of Political Studies at the University of Saskatchewan. Mr. Romanow was appointed in November 2003 as and is now a Member of the Security Intelligence Review Committee (SIRC), an agency that provides Parliament and the Canadian public with an external review of the Canadian Security Intelligence Service. Mr. Romanow is a Member of Privy Council. Mr. Romanow served as Premier of Saskatchewan from 1991 to early 2001. From 2001 to 2003, Mr. Romanow served as the sole Member on the Commission on the Future of Health Care. Mr. Romanow was born, raised and educated in Saskatoon, Saskatchewan. He graduated from the University of Saskatchewan, where he earned both his Arts and Law degrees.

William A. Rand, Director

Mr. Rand has been a director of IUC since May 1997. Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics. Mr. Rand practiced securities law in Vancouver, British Columbia, for nearly 25 years before retiring in October 1992 to establish Rand Edgar Capital Corp. Rand Edgar Capital Corp. is an investment/banking, venture capital company which has been instrumental in the establishment and development of South Pacific Resources Corp., General Minerals Corp., Mansfield Minerals Inc., Sonoma Resources Corp., and others. Mr. Rand was a director of International Musto Explorations Ltd and is currently a director of the following publicly-traded resource-based companies: Canadian Gold Hunter Corp., Dome Ventures Corporation, Lexacal Investment Corp., Lundin Petroleum AB, Pender Financial Capital Group Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp., Lundin Mining Corporation and Vostok Nafta Investment Ltd.

Catherine J.G. Stefan, Director

Ms. Stefan has served as a director of DMI since September 2004. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. She is currently a Partner of Tivona Capital Corporation, a position that she assumed in 1999, and was previously Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. Ms. Stefan obtained her B.Comm. from the University of Toronto in 1973.
2.5	Further information about Denison

Denison is the result of a business combination under the Ontario Business Corporations Act (Ontario) (the Act) between IUC and DMI which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.

Denison is governed by the Act. Denison’s securities trade on the TSX under the symbol “DML”. The common shares of Denison are also registered under

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the United States Securities Exchange Act of 1934, as amended, and the shares trade on AMEX under the symbol “DNN”.

Copies of documents lodged with Canadian securities regulators by or in relation to Denison may be obtained from or inspected at www.sedar.com. Copies of Denison’s filings with the Securities Exchange Commission can be obtained at www.sec.gov.

Denison is currently in good standing with all relevant regulatory authorities.

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3	Information about OmegaCorp
3.1	Disclaimer
Certain of the following information about OmegaCorp have been prepared by Denison using publicly available information. Denison has had limited opportunity to independently verify that information about OmegaCorp and does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of such information.
Further information in relation to the business of OmegaCorp may be included in OmegaCorp’s Target Statement.
3.2	Overview of OmegaCorp
(a)	History of OmegaCorp

OmegaCorp was incorporated on 22 August 2000 and was admitted to the Official List of the ASX on 6 August 2004.

(b)	Corporate Structure

The corporate structure of OmegaCorp and the companies it controls is as follows:
Current OmegaCorp Group Structure
The diagram below details the OmegaCorp Group Structure as at January 2007:

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On 29 May 2007, Mavuzi Resources Limited lodged with ASIC a prospectus for the purpose of implementing the IPO and stated that OmegaCorp has been issued two million fully paid ordinary shares in the capital of OmegaCorp Minerais Limitada (valued at $0.20 per share) as consideration for the transfer of ownership of OmegaCorp Minerais Limitada. Accordingly, if the IPO is successfully completed and Mavuzi Resources Limited is admitted to the official list of the ASX, Mavuzi Resources Limited and its subsidiaries will no longer form part of the OmegaCorp Group structure.
(c)	Directors and Officers
Ian Middlemas
Non-Executive Chairman
Mr Middlemas is a Chartered Accountant, a member of the Securities Institute of Australia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately ten years. He has had extensive corporate and management experience, and is currently a director of a number of listed companies in the resources sector.
Mr Middlemas was appointed a director of OmegaCorp Limited on 23 October 2000. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Pacific Energy Limited (June 2006 — present), Mantra Resources Ltd (September 2005 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (November 1995 — present), Echelon Resources Ltd (May 2002 — present), Berkeley Resources Ltd (July 2003 — present), QED Occtech Ltd (July 2001 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Stirling Products Ltd (April 2003 — February 2004), Agincourt Resources Ltd (October 2001 — December 2004) and Olea Australia Ltd (October 1999 - November 2004).
Matthew Yates
Managing Director
Mr Yates is a geologist with over 19 years industry experience, covering most facets of exploration from generative work to project development. He has worked in Australia and southern and eastern Africa, Central Asia and the Gulf Region. His work to date has focused on exploration for Archaean gold deposits and he has led the exploration teams at Nimary in Western Australia and Buhembia in Tanzania. Mr Yates has an applied technical background and has held senior positions for over 12 years, including Exploration Manager for Tanganyika Gold Limited.
Mr Yates was appointed as a director of OmegaCorp on 2 February 2004. During the three year period to the end of the financial year, Mr Yates held a directorship in Echelon Resources Ltd (May 2002 — August 2005).

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Mark Pearce
Non-Executive Director
Mr Pearce is a Chartered Accountant and is a Fellow of the Institute of Chartered Secretaries. Mr Pearce is currently a director of several listed companies that operate in the resources sector. He has had considerable experience in the formation and development of listed small cap resource companies and has worked for several large international Chartered Accounting firms.
Mr Pearce was appointed a director of OmegaCorp on 22 August 2000. During the three year period to the end of the financial year, Mr Pearce has held directorships in Mantra Resources Ltd (September 2005 — present), Echelon Resources Ltd (May 2002 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (February 2002 — July 2006), Berkeley Resources Ltd (July 2003 — April 2006), QED Occtech Ltd (November 2004 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Monitor Holdings Ltd (July 2002 — September 2003), Stirling Products Ltd (April 2003 — February 2004) and Central Asia Gold Ltd (November 2000 — January 2004).
Luke Watson
Company Secretary
Mr Watson is a Chartered Accountant and holds a Bachelor of Business degree. He commenced his career with a large international Chartered Accounting firm prior to joining OmegaCorp.
Mr Watson was appointed Company Secretary of OmegaCorp Limited on 28 November 2005.
3.3	Principal activities of OmegaCorp
(a)	Zambia — Kariba Project
The Kariba Project comprises a single prospecting licence (PL237) and is located approximately 200 kilometres south of Lusaka, the capital of Zambia. OmegaCorp has a 100% interest in the Kariba Project. The licence covers approximately 1,893 square kilometres and is held for uranium, fuel minerals, precious metals, base metals and industrial minerals.
Three main areas of mineralisation, containing five key prospects were identified within the licence area — Mutanga, Dibwe, Dibwe West, Dibwe North and Bungua. These areas have been the focus of OmegaCorp’s activities and are all within a 15 kilometre radius.
OmegaCorp has generated enough data to allow a JORC complaint resource to be calculated, which, according to OmegaCorp’s Half Year Financial Report ending 31 December 2006, is approximately 13.7 million pounds U3O8. With uranium prices at the time of the study at US$60 per pound and an initial operating cost of US$23 per pound, this indicated that the Kariba Project has the capacity to generate annual cash margins of

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around US$50 million per annum. On this calculation, OmegaCorp believes that the capital costs for the process plant and associated infrastructure would be repaid in just over a year.
The mining rate for the Kariba Project is estimated at two million tonnes per annum, with a 90% metallurgical recovery. Using these parameters, OmegaCorp believe the Kariba Project can support a mining operation using the current resource of six years.
Capital costs (determined to a nominal accuracy of +/-30%) for the process plant and infrastructure are estimated at US$41 and US$17 million respectively. A further US$1.5 million has been estimated for the “first fill” of reagents. OmegaCorp is currently considering an owner-operator scenario.
RC and diamond drilling has continued, and certain infill drilling results received for the Mutanga, Dibwe, Dibwe West and Bungua resource areas were announced to the ASX on 11, 12 and 30 April 2007.
Work is continuing with a view to entering into a definitive feasibility study and ultimately to bring the Kariba Project into production.
(b)	Mozambique — Mavuzi Project and Meponda Project
OmegaCorp is (subject to the IPO prospectus issued by Mavuzi being successfully completed and Mavuzi being admitted to the official list of the ASX) currently the sole shareholder of Mavuzi, which has a wholly owned subsidiary (OmegaCorp Minerais Limitada) in Mozambique in which the mineral licences for Mavuzi are 100% held. The projects are located in the Tete region of northern Mozambique (Mavuzi Project) and in the Lichinga District of the Niassa Province in northern Mozambique (Meponda Project).
The Mavuzi Project is comprised of four contiguous prospecting licences that cover the whole Mavuzi Mine area and total approximately 700 square kilometres. The Mavuzi Project is located some 40 kilometres northwest of the provincial centre of Tete in Northwestern Mozambique and has been the focus of OmegaCorp’s exploration initiative in Mozambique for over 12 months.
The Mavuzi Project covers a large portion of the Mavuzi Valley, which drains to the southwest into the Zambezi River. The area has a long history of exploration and mining for many commodities including copper, nickel, molybdenum, cobalt and platinum group elements associated with the Tete Complex.
Work has focussed on defining areas of open pittable mineralisation. Reverse circulation drilling, data compilation, mapping, ground radiometric surveys and geochemical sampling have been carried out.
As part of the spin off of Mavuzi (as announced by OmegaCorp), Mavuzi and Denison have entered into a Strategic Alliance Agreement (SAA) and Joint Venture Agreement (JVA).

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Under the JVA, the uranium rights in respect of the Mavuzi Project and the Meponda Project have been granted to Denison.
Under the SAA:
•	Mavuzi must offer to Denison 5,000,000 shares under its IPO. Denison has subscribed for these 5,000,00 shares under the IPO;

•	Mavuzi has granted to Denison a first right of refusal to acquire the uranium rights, on commercial terms, of any of the current mining projects of Mavuzi if they are offered for sale;

•	Denison will provide Mavuzi with assistance regarding any mining project and will assist Mavuzi to develop and implement exploration programs for any mining project and will assist with the financing of any mining project by making introductions to financial institutions with which Denison has a relationship;

•	Mavuzi will provide Denison with assistance regarding any of its mining projects;

•	If Mavuzi discovers a uranium project which in Mavuzi’s reasonable view is too large for it to develop in its own right, Mavuzi will advise Denison and the parties may enter into discussions regarding the terms and conditions of the joint development of the mining project; and

•	If either party reviews a mining opportunity within southern Africa and decides not to proceed with an involvement in the mining opportunity it will provide details to the other party of the mining opportunity and if requested by the other party provide such introduction in relation to the mining opportunity as are required by the other party, to the extent permitted by any confidentiality agreements that exist.
(c)	Zambezi Valley Project — ZVP — Mozambique
The Zambezi Valley Project (ZVP) is approximately 300 kilometres east of the Kariba Project. The ZVP covers over 600 square kilometres and comprises two licences. OmegaCorp recognised that mineralisation identified in Zimbabwe continued over the border into Mozambique. An application to have the reconnaissance licence converted into a prospect licence has been granted.
The prospecting licence is considered to host approximately seven kilometres of relatively untested meandering stream facies that may host uranium mineralisation.
In order to progress the project and refine target areas within PL1062, an airborne magnetic and radiometric survey was completed in November 2006. The survey revealed a 1.2 kilometre long anomaly that could be an extension of known mineralisation over the international border.

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(d)	Tanzanian Heavy Mineral Sands Project
According to OmegaCorp’s Annual Report 2006, the size of the tenement areas for the Tanzanian Heavy Mineral Sands Project were considerably rationalised, and the licences were converted from the original licenses to prospecting licenses. As at the date of OmegaCorp’s quarterly report for the period ending 31 March 2007 these were still under application and OmegaCorp were continuing their efforts to find a partner for the project.
(e)	Zambezi Valley Project — ZVP — Zimbabwe
The licenses that comprise the ZVP-Zimbabwe, as at the date of OmegaCorp’s quarterly report for the period ending 31 March 2007, were still under application and OmegaCorp was awaiting their grant.

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4	Denison’s Intentions

4.1	Introduction
This section sets out the intentions of Denison relating to:
(a)	the continuation of the business of OmegaCorp;

(b)	any major changes to the business of OmegaCorp and redeployment of the fixed assets of OmegaCorp; and,

(c)	the future employment of the present employees of OmegaCorp.
Denison’s intentions, as detailed below, have been formed on the basis of publicly available information concerning OmegaCorp which is known to Denison as at the date of this Bidder’s Statement. This is insufficient to enable Denison to reach a conclusive view on its intentions set out below and a final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Accordingly, the statements set out in this section 4 are statements of Denison’s current intentions only, which may change as new information becomes available and circumstances become apparent or change.
4.2	Intentions upon acquisition of more than 90%
If Denison becomes entitled to at least 90% of OmegaCorp Shares, Denison intends to:
(a)	proceed to compulsory acquisition of the outstanding OmegaCorp Shares in accordance with the provisions of the Corporations Act;

(b)	procure an application to remove OmegaCorp from the official list of ASX;

(c)	appoint its own nominees to the board of directors of OmegaCorp and its subsidiaries and seek the retirement of all current members of the boards of OmegaCorp and all associated entities;

(d)	promptly conduct a review of all of OmegaCorp’s operations to accurately review the synergy potential and identify potential cost savings. This will involve the review of OmegaCorp’s operations and assets on a strategic and financial level;

(e)	promptly identify administrative functions across the combined group including corporate, finance and accounting, marketing, human resources, information technology, legal and risk management functions with a view to relocating these centralised head office functions to Denison’s head office and closing the OmegaCorp head office;

(f)	proceed with the development and commercialisation of the Kariba Project as soon as reasonably possible; and

(g)	do all things reasonably necessary or required to give effect to and implement or complete the IPO.
As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Denison

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has completed the detailed review referred to above, Denison will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.
The implementation of any of the steps in this section 4.2 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers.
4.3	Intentions upon acquisition of more than 50.1% but less than 90%
If Denison acquires more than 50.1% of OmegaCorp shares but less than 90% of OmegaCorp Shares and is therefore not entitled to compulsorily acquire the outstanding OmegaCorp Shares but OmegaCorp becomes a controlled entity of Denison, Denison intends (subject to the level of Denison’s shareholding in OmegaCorp) to:
(a)	seek to appoint its own nominees to constitute all or a majority of the OmegaCorp board, subject to the Corporations Act and to the constitution of OmegaCorp;

(b)	acquire OmegaCorp Shares over time so as to enable Denison to move to compulsory acquisition. For example, as a result of the acquisition of OmegaCorp Shares in reliance of the “3% creep” exception in item 9 of section 611 of the Corporations Act;

(c)	unless OmegaCorp has more than the required spread of shareholders under the Listing Rules, procure an application to be made to remove OmegaCorp from the official list of ASX;

(d)	seek to implement such of the intentions as are detailed in section 4.2 as are consistent with OmegaCorp being a controlled entity of Denison but not a wholly-owned subsidiary; and

(e)	do all things reasonably necessary or required to give effect to and implement or complete the IPO.
The implementation of any of the steps in this section 4.3 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers. In particular the OmegaCorp directors may only implement any such steps if they consider the steps to be in the best interests of members of OmegaCorp as a whole.
At this stage, no decision has been made as to which persons will be appointed to the board of OmegaCorp. Denison has not assessed which directors of OmegaCorp it will seek to remove and which of those directors it will seek to retain.
4.4	Intentions for OmegaCorp if not controlled by Denison
This section 4.4 describes Denison’s intentions if OmegaCorp does not become a controlled entity of Denison.

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In that circumstance:
(a)	Denison will seek to implement such of the intentions as are detailed in section 4.3 as Denison may be able to implement; and

(b)	Denison’s current intention is to continue to hold any stake in OmegaCorp with a view to maximising returns for Denison shareholders. Denison will review this position and this may result in Denison acquiring additional OmegaCorp Shares (to the extent permitted by law) or disposing of any OmegaCorp Shares held or acquired under the Offer in a manner that maximises returns for Denison shareholders.
4.5	Other intentions
Subject to the above, Denison does not foresee a significant shift from the current strategic direction of OmegaCorp in relation to its core businesses and does not intend to divest any of OmegaCorp’s businesses.

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5	Funding of Offers

5.1	Maximum cash consideration

The maximum amount that Denison will need to pay to acquire all of the OmegaCorp Shares in which Denison does not have a relevant interest in, is approximately $134 million (assuming all convertible securities are converted into OmegaCorp Shares prior to the close of the Offer).

5.2	Overview of funding arrangements

The cash consideration plus the funds to satisfy all other expenses incurred by Denison and relating to the Takeover Bid will be provided from existing cash balances which, as at 27 June 2007, were in excess of $169 million (US dollars) (approximately $200 million Australian dollars) with no current debt.

The funds available from the existing cash balances are sufficient to fund the maximum consideration payable pursuant to the Offers (including to all OmegaCorp Optionholders who exercise their OmegaCorp Options and accept the Offer) and to fund related transaction costs associated with the Offers as well as fund Denison’s ongoing operations. The cash balances are not subject to security interests, rights of set off or other arrangements.

The existing cash balance is held in short term investment instruments with no restrictions on liquidation of these instruments.

In addition to cash balances, Denison has a portfolio of listed marketable securities which have a combined market value, based on market prices as at the close of business on 27 June 2007, of approximately $35 million (Canadian dollars) (approximately $39 million Australian dollars). As such, Denison has financial resources significantly in excess of the maximum amount payable under the Offer, which can be made available to Denison to fulfil the cash consideration required under the Offer.

Additionally, Denison currently has hedging arrangements in place totalling approximately $30 million (Australian dollars) for movements in exchange rates in respect of the cash balances and portfolio of listed marketable securities of Denison set out above. However, Denison is of the opinion that the funds available from existing cash balances and the portfolio of listed marketable securities will be sufficient to fund the maximum consideration payable pursuant to the Offers, even in the event of a material adverse exchange movement.

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6	Taxation Considerations

6.1	Introduction

The following is a general outline of the main Australian income tax consequences for an Australian resident individual OmegaCorp Shareholder who disposes of OmegaCorp Shares by accepting the Offer.

The outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise). The outline is also not exhaustive of all income tax considerations which could apply in the circumstances of any given OmegaCorp Shareholder. In particular, special rules apply to certain shareholders (such as persons not resident in Australia for income tax purposes, insurance companies, superannuation funds, banks, employees of OmegaCorp or its associated companies who acquired their OmegaCorp Shares in respect of their employment and those OmegaCorp Shareholders who hold their OmegaCorp Shares on revenue account, such as those OmegaCorp Shareholders who trade in shares or hold OmegaCorp Shares as trading stock) which are not covered by this outline.

All OmegaCorp Shareholders, and particularly those shareholders not specifically addressed by this outline as noted above (eg. Non-resident shareholders), should consult their own tax advisers regarding the Australian and, if applicable, foreign income tax consequences of disposing of OmegaCorp Shares given the particular circumstances which apply to them.

6.2	Capital gain or loss

The sale of OmegaCorp Shares pursuant to the Offer will involve the disposal by OmegaCorp Shareholders of their OmegaCorp Shares by way of transfer to Denison. This change in ownership of the OmegaCorp Shares will constitute a CGT event for Australian income tax purposes.

OmegaCorp Shareholders (who are Australian residents) may make a capital gain or incur a capital loss in respect of the sale of their OmegaCorp Shares that were acquired (or deemed to have been acquired) after 19 September 1985.

A capital gain will arise to the extent the capital proceeds from the disposal of OmegaCorp Shares (being the cash received by the OmegaCorp Shareholder under the Offer) exceed the cost base of the OmegaCorp Shares.

A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the OmegaCorp Shares.

The capital gains and capital losses of an individual taxpayer from all CGT events are aggregated to determine whether there is a net capital gain or net capital loss in any given tax year. A net capital gain may be discounted (as discussed below). Any net capital gain, after applicable discounts, is included in the assessable income of the individual taxpayer and may be subject to income tax. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

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If you acquired your OmegaCorp Shares at least 12 months before accepting the Offer.
Individuals, trustees of complying superannuation entities or trustees of trusts who acquired their OmegaCorp Shares at least 12 months before they dispose of them by accepting the Offer may be able to apply a “CGT Discount” percentage to the disposal of their OmegaCorp Shares. The CGT Discount entitles you to reduce any net capital gain on the disposal of the OmegaCorp Shares (after deducting any available capital losses) by:
(i)	50% in the case of individuals and trustees of trusts (other than a trust that is a complying superannuation entity); or

(ii)	33 1/3% for trustees of complying superannuation entities.
The CGT Discount is not available to companies (not acting as trustees), nor does it apply to OmegaCorp Shares held less than 12 months. Special rules apply to determine of shares have been held the requisite period and accordingly Shareholders in doubt about their own position should seek their own advice.

The above comments do not apply if you buy and sell shares in the ordinary course of business or if you acquire the shares for resale at a profit. In those cases, any gain will generally be taxed as normal income.

Again Denison strongly recommends that you seek your own taxation advice in relation to the disposal of Your OmegaCorp Shares.

6.3	Transfer taxes

No stamp duty is payable for the transfer of listed shares (such as OmegaCorp Shares). No GST (goods and services tax) applies to the transfer of listed shares (such as OmegaCorp Shares).

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7	OmegaCorp Share Capital Information

7.1	OmegaCorp securities

Based on documents lodged by OmegaCorp with ASX, the total number of securities in each class in OmegaCorp at the date of this Bidder’s Statement is as follows:
(a)	Shares

Class	Number
Fully paid ordinary shares (ASX Code: OMC)	154,150,060
(b)	Unquoted options over unissued shares

Expiry Date	Exercise Price	Number
30/09/07	$0.30	500,000
7.2	Denison’s Relevant Interest and voting power

Immediately before the Offer was sent, Denison had a Relevant Interest in 51,246,281 and a voting power in OmegaCorp of approximately 33.24% as a consequence of Denison receiving acceptances under Denison’s First Takeover Offer and other minor on-market acquisitions.

7.3	Interests of Denison directors in OmegaCorp securities

Immediately before the Offer was sent, none of the directors of Denison held a Relevant Interest in any OmegaCorp securities.

7.4	Dealings in OmegaCorp Shares

In the four months ending on the day immediately before the date of the Offer, neither Denison nor an associate of Denison provided, or agreed to provide, consideration for any OmegaCorp Shares under an agreement or purchase.

On 1 February 2007, Denison made an offer under Denison’s First Takeover Offer to purchase any or all of the OmegaCorp’s shares existing as at 8.00am (WST) on 29 January 2007, for $1.10 per OmegaCorp share, which pursuant to a First Supplementary Bidder’s Statement dated 23 March 2007, the offer price was increased to $1.15 per OmegaCorp Share. That offer closed at 5.00pm (Adelaide Time) on 13 April 2007. At the Close of Denison’s First Takeover Offer, Denison had received acceptances for and acquired a relevant interest in 51,145,857 OmegaCorp shares being equivalent to approximately 33.18% of the issue share capital of OmegaCorp. Subsequently, Denison has acquired a relevant interest in a further 100,424 OmegaCorp Shares via on-market transactions as detailed below:

Date	No. of Shares	$ per Share
02/04/07	10,993	$1.150
03/04/07	3,397	$1.150

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Date	No. of Shares	$ per Share
01/06/07	45,394	$1.163
04/06/07	40,700	$1.179
7.5	Benefits to OmegaCorp Shareholders

Other than under Denison’s First Takeover Offer (described in section 7.4 above), during the four months ending on the day immediately before the date of the Offer neither Denison nor any associate of Denison gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:
(a)	accept an Offer; or

(b)	dispose of OmegaCorp Shares,
which benefit was not offered to all OmegaCorp Shareholders.

7.6	Agreements for increased price or other benefits

Neither Denison nor any of its associates has entered into a transaction prohibited by section 622(1) of the Corporations Act being a transaction whereby a benefit is to be passed and the amount or value of the benefit is determined by reference in whole or part to the consideration offered under the Takeover Bid or the consideration offered for acquisition of OmegaCorp Shares outside the Takeover Bid during the Offer Period.

7.7	No agreement between Denison and OmegaCorp or the directors of OmegaCorp

Except as referred to elsewhere in this Bidder’s Statement, there is no agreement between Denison and OmegaCorp or any of the directors of OmegaCorp in connection with or conditional upon the outcome of the Offer.

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8	Additional Information

8.1	Date for determining holders of securities

For the purposes of section 633(2) of the Corporations Act, the date for determining the people to whom this Bidder’s Statement is sent is 8.00am (WST) on 10 July 2007.

8.2	Options

OmegaCorp Optionholders may elect to exercise their OmegaCorp Options which have vested (or which vest during the Offer Period) and then accept the Offer in respect of the OmegaCorp Shares issued to them before or during the Offer Period.

If Denison becomes entitled to compulsorily acquire OmegaCorp Shares under Part 6A.1 of the Corporations Act, Denison will compulsorily acquire the remaining OmegaCorp Options under Part 6A.2 of the Corporations Act.

8.3	OmegaCorp’s ASX disclosures

OmegaCorp’s announcements to ASX since lodgement of OmegaCorp’s Annual Report 2006 for the year ended 30 June 2006 are:

Date	Description
13/07/07	Denison amends bidder statement and make offers Unconditional
10/07/07	Notice of Defeating Condition Fulfilled by Denison
09/07/07	Becoming a substantial shareholder
09/07/07	OMC
27/06/07	Ceasing to be a substantial holder
27/06/07	Change in substantial holding
25/06/07	Denison Mines Corp makes new bid for OmegaCorp Ltd
25/06/07	Denison makes new bid to acquire OmegaCorp Limited
21/06/07	Becoming a substantial holder
14/06/07	Notice re: CAMEC
13/06/07	CAMEC Plc — Withdraws all-share bid for OmegaCorp Ltd
13/06/07	Trading Halt
04/06/07	T/O Bid for OmegaCorp Limited: Mavuzi Resources IPO
31/05/07	Becoming a substantial holder
30/05/06	CAMEC’s Bidder’s Statement
30/05/07	Becoming a substantial holder
30/05/07	Resignation of Director/Final Director’s Interest Notice
25/05/07	Defeating condition fulfilled by Central African Mining
03/05/07	Change in substantial holding from AGP
30/04/07	Third Quarter Activities & Cashflow Report
16/04/07	Update on Takeover Offers re chronology of events

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Date	Description
16/04/07	Takeover by Denison Mines-Close of Offer Period
16/04/07	Becoming a substantial holder
13/04/07	Change in substantial holding
13/04/07	All share bid by Central African Mining & Exploration Co Plc
12/04/07	Infill Drilling Results received for Mutanga & Dibwe
11/04/07	Further Significant Intercepts from RC Drilling — Zambia
02/04/07	Ceasing to be a substantial holder
03/03/07	Becoming a substantial holder
03/03/07	Change in substantial holding
29/03/07	Ceasing to be a substantial holder
23/03/07	Notice of Variation
22/03/07	Change in substantial holding
21/03/07	Extension of Offer Period
21/03/07	Change in substantial holding
16/03/07	Half Year Accounts
09/03/07	Extension of Takeover Offer Period
07/03/07	Change in substantial holding
02/03/07	Change in substantial holding
28/02/07	Extension of T/O Offer Period to 9/03/97
27/02/07	Change in substantial holding
23/02/07	Appendix 3B & Section 708A Notice
23/02/07	Change in substantial holding
22/02/07	Change in substantial holding
21/02/07	Notice of status of defeating conditions
21/02/07	Change in substantial holding
20/02/07	Change in substantial holding
19/02/07	Appendix 3B — Exercise of Options & Section 708A Notice
19/02/07	Change of Director’s Interest Notice x4
14/02/07	Offer for OmegaCorp goes unconditional
14/02/07	Change in substantial holding
13/02/07	Appendix 3B & Section 708A Notice
13/02/07	FIRB Approval
08/02/07	Update on RC Drilling Results from Bungua at Kariba Project
08/02/07	Change in substantial holding
07/02/07	Change in substantial holding
02/02/07	Significant RC Drilling Results from Bungua Area at Kariba

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Date	Description
01/02/07	Notice of Despatch — Bidder’s Statement
31/02/07	Second Quarter Activities & Cashflow Report
30/01/07	Becoming a substantial holder
25/01/07	Target’s Statement
25/01/07	Change in substantial holding
23/01/07	Covering Letter — Bidder’s Statement
23/01/07	Bidder’s Statement
23/01/07	Becoming a substantial holder
22/01/07	Mavuzi Resources Limited IPO
18/01/07	Becoming a substantial shareholder
15/01/07	Change of Director’s Interest Notice
15/01/07	Appendix 3B: Exercise of Options and Notice Section 708A
22/12/06	Appendix 3B: Exercise of Options and S 708A Notice
22/12/06	Change to Structure of Entitlements under Mavuzi Spin Off
21/12/06	Change in substantial holding
21/12/06	Uranium Radiometric Anomaly Identified at ZVP-Mozambique
6/12/06	Cash Takeover Bid Received for all Shares in OmegaCorp Ltd
6/12/06	Reinstatement to Official Quotation
4/12/06	Suspension from Official Quotation
1/12/06	Trading Halt
28/11/06	Results of AGM
17/11/06	Appendix 3B
15/11/06	Change in substantial holding
13/11/06	Scoping Study confirms Strong Cash Margin Expected at Kariba
31/10/06	Amended First Quarter Activities & Cashflow reports
31/10/06	First Quarter Activities & Cashflow Reports
8.4	Public announcements relating to the Takeover Bid

Denison has made the following public announcements in relation to the Takeover Bid to ASX, TSX and AMEX.

Date	Description
13/07/07	Denison amends bidder statement and make offers Unconditional
10/07/07	Notice of Defeating Condition Fulfilled by Denison

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Date	Description
09/07/07	Becoming a substantial shareholder
09/07/07	OMC
25/06/07	Denison makes new bid to acquire OmegaCorp Limited
Copies of these announcements may be obtained by OmegaCorp Shareholders without payment by contacting the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) or by accessing Denison’s website at www.denisonmines.com.

8.5	Foreign Investment Review Board approval

Denison is a foreign person for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA). On 9 July 2007 Denison received FIRB approval to acquire up to 100% of the OmegaCorp Shares.

8.6	Other material information

Except as set out elsewhere in this Bidder’s Statement, there is no other information that is:
(a)	material to the making of a decision by a OmegaCorp Shareholder whether or not to accept an Offer; and

(b)	known to Denison,
which has not previously been disclosed to OmegaCorp Shareholders.

8.7	Consents

In accordance with subsection 636(3) of the Corporations Act, Price Sierakowski has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s Australian legal advisers in the form and context it is so named. Price Sierakowski takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

In accordance with subsection 636(3) of the Corporations Act, Haywood Securities Inc. has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s joint financial advisers in the form and context it is so named. Haywood Securities Inc. takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

In accordance with subsection 636(3) of the Corporations Act, Dundee Securities Corporation has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s joint financial advisers in the form and context it is so named. Dundee Securities Corporation takes no responsibility for any part of this Bidder’s Statement other than reference to its name.

Computershare Investor Services Pty Limited has given and, has not withdrawn prior to lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s share registrar for the Offer. Computershare

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Investor Services Pty Limited takes no responsibility for any part of this Bidder’s Statement.
Copies of relevant parts of reports and statements of third parties which have been lodged with ASIC or ASX and which are referred to in this Bidder’s Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any OmegaCorp Shareholder who requests a copy during the Offer Period. Relevant statements were taken from or based on the announcements made by OmegaCorp to ASX on 27/10/06 — Annual Report, 13/11/06 — Scoping Study confirms Strong Cash Flow Margin Expected at Kariba, 6/12/06 — Cash Takeover Bid Received for all Shares in OmegaCorp Limited, 22/12/06 — Change to Structure of Entitlements under Mavuzi Spin Off and 22 January 2007 Mavuzi Resources Limited IPO, 16 March 2007 — Half Year Financial Report, 11 April 2007 — Further significant Intercepts from RC Drilling — Zambia, 12 April 2007 — Infill Drilling Results received for Mutanga and Dibwe, and 30 April 2007 — Third Quarter Activities and Cashflow Report, 30 May 2007 — CAMEC’s Bidder’s Statement, 4 June 2007T/O Bid for OmegaCorp Limited: Mavuzi Resources IPO, 13 June 2007 — CAMEC Plc — Withdraws all-share bid for OmegaCorp, 25 June 2007 — Denison Mines Corp makes new bid for OmegaCorp Ltd, 27 June 2007 — Change in Substantial holding, 27 June 2007 Ceasing to be a substantial holder and relevant statements taken from or based on a prospectus lodged with ASIC by Mavuzi Resources Limited on 29 May 2007. If you would like to receive a copy of any of these reports or statements, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers).
In addition, as permitted by ASIC Class Order 03/635, this Bidder’s Statement may include or be accompanied by certain statements:
•	fairly representing a statement by an official person; or

•	from a public official document or a published book, journal or comparable publication.
8.8	Compulsory Acquisition of OmegaCorp Shares
(a)	Post bid compulsory acquisition provisions

If Denison becomes entitled to compulsorily acquire any OmegaCorp Shares under section 661A of the Corporations Act, Denison will give notices to compulsorily acquire any outstanding OmegaCorp Shares in accordance with section 661B of the Corporations Act, even if the OmegaCorp Shares to which those notices relate:
(i)	are issued after the Offer closes but before the notices are given (pursuant to paragraph 661A(4)(b) of the Corporations Act; or

(ii)	are issued on exercise of the OmegaCorp Options up to six weeks after the notices are given (pursuant to paragraph 661A(4)(c) of the Corporations Act).
Denison may compulsorily acquire all outstanding OmegaCorp Shares at the Offer Price under these provisions if, during or at the end of the Offer Period:

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(iii)	Denison has a relevant interest in at least 90% (by number) of OmegaCorp Shares; and

(iv)	Denison has acquired at least 75% (by number) of OmegaCorp Shares that Denison offered to acquire under the Offer.
Holders of OmegaCorp Shares covered by a compulsory acquisition notice under Part 6A.1 of the Corporations Act may apply to the Court for an order that their shares not be compulsorily acquired. The Court may only make such an order if it is satisfied that the consideration is not fair value for the securities.
(b)	General compulsory acquisition provisions

If Denison becomes entitled to compulsorily acquire OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act, Denison will give notices to OmegaCorp Shareholders (unless Denison is entitled to proceed to compulsory acquisition of the OmegaCorp Shares pursuant to section 661A of the Corporations Act described above) and OmegaCorp Optionholders to compulsorily acquire any outstanding OmegaCorp Shares and OmegaCorp Options in accordance with section 664C of the Corporations Act.

Denison will be able to compulsorily acquire all outstanding OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act if Denison’s voting power in OmegaCorp is at least 90% and Denison (either alone or with related bodies corporate) holds full beneficial interests in at least 90% (by value) of the aggregate of all OmegaCorp Shares and OmegaCorp Options and:
(i)	lodges a compulsory acquisition notice with ASIC in accordance with section 664C(2) of within six months of achieving that 90% holding (and despatches the notice to OmegaCorp Shareholders and OmegaCorp Optionholders by the following Business Day); and

(ii)	obtains the report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the securities covered.
OmegaCorp Shareholders and OmegaCorp Optionholders whose OmegaCorp Shares and OmegaCorp Options are covered by the compulsory acquisition notice are entitled to object to the acquisition by signing an objection form and returning it to Denison. If OmegaCorp Shareholders holding 10% or more of the OmegaCorp Shares covered by the notice object, Denison will need Court approval before the relevant acquisition can proceed.
(c)	Compulsory offer to buy out OmegaCorp Shares and OmegaCorp Options
If Denison is required to offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act or OmegaCorp Options under section 663A of the Corporations Act (and no relevant modification of those sections apply), Denison will give notices to the relevant

39

OmegaCorp Shareholders and OmegaCorp Optionholders offering to buy out their OmegaCorp Shares in accordance with section 662B of the Corporations Act and their OmegaCorp Options in accordance with section 663B of the Corporations Act.
Denison must serve a notice offering to buy out all remaining OmegaCorp Shares and OmegaCorp Options if, at the end of the Offer Period, Denison and its Associates have relevant interests in at least 90% (by number) of OmegaCorp Shares. In the case of a notice to holders of OmegaCorp Options, the notice will need to be accompanied by a report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the OmegaCorp Options. OmegaCorp Shareholders and OmegaCorp Optionholders who hold shares or options covered by the notice may, but need not, accept the offer in the notice. The notices must be dispatched to OmegaCorp Shareholders and OmegaCorp Optionholders within one month after the end of the Offer Period and on the same day as they are lodged with ASIC or the next Business Day. OmegaCorp Shareholders and OmegaCorp Optionholders who wish to accept the offer must do so within one month after the notice is dispatched to them.
Denison is not required to give a notice to OmegaCorp Shareholders offering to buy out their OmegaCorp Shares under section 662B of the Corporations Act if it has given those shareholders a compulsory acquisition notice under section 661B of the Corporations Act. Accordingly, Denison does not anticipate that it will need to make an offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act as it will proceed to compulsory acquisition of those shares in accordance with section 661A of the Corporations Act as outlined in section 8.8(a).

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9	Offer Terms
9.1	The Offer
(a)	Denison offers to acquire all of Your OmegaCorp Shares on the terms of this Offer.

(b)	The consideration offered is $1.30 in cash for each of Your OmegaCorp Shares and any Rights attaching to Your OmegaCorp Shares.

(c)	You may only accept this Offer in respect of all Your OmegaCorp Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see section 9.1(h)).

(d)	Unless this Offer is withdrawn or extended in accordance with the Corporations Act, this Offer will remain open during the period commencing on [.............] and ending at 5pm (CST) on [.............].

(e)	The Offer relates to OmegaCorp Shares that exist or will exist as at the Relevant Date and extends to all OmegaCorp Shares which are issued from the Relevant Date to the end of the Offer Period.

(f)	This Offer is made to you as the holder of Your OmegaCorp Shares at the Relevant Date.

(g)	If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer another person is, or is entitled to be, registered as the holder of some or all of Your OmegaCorp Shares (the Transferred Shares):
(i)	this Offer is deemed to have been withdrawn;

(ii)	a corresponding Offer is taken to have been made to that other person in respect of the Transferred Shares; and

(iii)	a corresponding Offer is taken to have been made to you in respect of Your OmegaCorp Shares other than the Transferred Shares.
(h)	If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your OmegaCorp Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:
(i)	this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your OmegaCorp Shares including any parcel that you hold in your own right;

(ii)	an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Denison notice which:
(A)	indicates that Your OmegaCorp Shares consist of distinct parcels; and

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(B)	if it relates to OmegaCorp Shares in a CHESS Holding, is in an electronic form approved by the ASTC Settlement Rules; or

(C)	if it relates to OmegaCorp Shares held in an Issuer Sponsored Holding, is in writing; and
(iii)	you may at the one time accept two or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of OmegaCorp Shares.
Where you require additional copies of the Bidder’s Statement and Acceptance Form, please contact the offer enquiry line on 1300 732 507 (or +61 3 9415 4093 for international callers) to request such additional copies.
9.2	How to accept this Offer
(a)	You may accept this Offer at any time during the Offer Period, in the manner provided in sections 9.2 to 9.4.

(b)	The manner in which you accept this Offer will depend on whether Your OmegaCorp Shares are in an Issuer Sponsored Holding (see sections 9.3(a) — (c)) or in a CHESS Holding (see sections 9.4(a) — (c)).

(c)	Subject to section 9.6(b), if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, your acceptance of this Offer will require separate action in relation to the separate portions of Your OmegaCorp Shares.
9.3	Issuer Sponsored Holding
(a)	If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited PO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited

LEVEL 5/115 GRENFELL STREET

ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

(b)	Acceptance will be deemed to have been effected when, subject to this section 9, the duly completed Acceptance Form has been received at one of the above addresses.

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(c)	For Issuer Sponsored Holdings only, if your Acceptance Form is returned by mail, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).
9.4	CHESS Holding
(a)	If Your OmegaCorp Shares are held in a CHESS Holding, then acceptance of this Offer can only be made in accordance with the ASTC Settlement Rules by:
(i)	instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period;

(ii)	subject to section 9.4(c), completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed in section 9.3(a); or

(iii)	if you are a Participant, initiating acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.
(b)	Notwithstanding any other clause to the contrary, acceptance of this Offer in accordance with section 9.4(a)(i) or (ii) is not effective unless, prior to the end of the Offer Period, the Controlling Participant of the shareholding has initiated an acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

(c)	If you choose to accept this Offer in the manner outlined in section 9.4(a)(ii), you:
(i)	acknowledge that Denison (or its agents or nominees) will merely forward your Acceptance Form to your Controlling Participant (the only person who can accept this Offer on your behalf) and that it is your responsibility to allow sufficient time for your Controlling Participant to initiate acceptance of this Offer;

(ii)	acknowledge that Denison (or its agents or nominees) is not responsible for any delays incurred by the process outlined in section 9.4(c)(i) or any losses whatsoever you incur by the fact that your acceptance is not processed before the end of the Offer Period; and

(iii)	agree to promptly give any further instructions or take any further actions necessary (and authorise Denison to give any instructions and take any actions necessary) concerning Your OmegaCorp Shares to your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules prior to the end of the Offer Period.
9.5	Acceptance Forms
(a)	You must comply with the directions on the Acceptance Form in order to lodge an effective acceptance of this Offer.

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(b)	Denison may deem any duly completed faxed copy of an Acceptance Form received by it before the end of the Offer Period to be a valid acceptance. Where a faxed copy of an Acceptance Form in respect of a CHESS Holding is received, it will be treated as an acceptance subject to section 9.4(a)(ii).

(c)	Denison may deem any Acceptance Form received by it before the end of the Offer Period to be a valid acceptance notwithstanding that any of the requirements for acceptance have not been complied with.

(d)	No payment of consideration need be made until the required documents have been received and any outstanding requirements have been satisfied.
9.6	Effect of acceptance
By initiating acceptance of this Offer through CHESS, or signing and returning an Acceptance Form, you will have:

(a)	accepted this Offer irrevocably in accordance with its terms and conditions in respect of all of Your OmegaCorp Shares;

(b)	if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, and your acceptance was made only in respect of one type of holding, agreed, on request from Denison or its agents, to promptly take any actions necessary and have authorised Denison to take any actions necessary concerning the unaccepted holding of Your OmegaCorp Shares to ensure those shares are validly accepted in accordance with sections 9.2 to 9.4 prior to the end of the Offer Period;

(c)	agreed to transfer Your OmegaCorp Shares to Denison;

(d)	authorised Denison (by any of its directors, secretaries, officers, employees and agents, jointly and severally) to complete on your behalf on the Acceptance Form (if applicable) correct details of Your OmegaCorp Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your OmegaCorp Shares to Denison;

(e)	represented and warranted to Denison that Your OmegaCorp Shares will, both at the time of your acceptance of this Offer and at the time of registration of the transfer of Your OmegaCorp Shares to Denison, be fully paid up and free from Encumbrances, that you have full power and authority to sell Your OmegaCorp Shares and that, upon transfer, Denison will be the owner of Your OmegaCorp Shares;

(f)	represented and warranted to and agreed with Denison that Your OmegaCorp Shares will be acquired by Denison with all Rights and that you will execute all instruments as Denison may require for the purpose of vesting in it such Rights;

(g)	irrevocably authorised and directed OmegaCorp to pay to Denison or to account to Denison for all Rights, subject to any Rights received by

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Denison being accounted for by Denison to you if the Offer is withdrawn or the contract formed by your acceptance of this Offer is rendered void;

(h)	except where Rights have been paid or accounted for under section 9.6(g), irrevocably authorised Denison to offset from the consideration payable in respect of Your OmegaCorp Shares the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Denison);

(i)	represented and warranted to Denison that, unless you have provided notice in accordance with section 9.1(h)(ii), Your OmegaCorp Shares do not consist of distinct parcels of OmegaCorp Shares;

(j)	irrevocably appointed Denison and its directors, secretaries, officers, employees and agents from time to time, jointly and severally, from the time that this Offer or any contract resulting from acceptance of this Offer, as your attorney in your name and on your behalf:
(i)	to attend and exercise any voting rights attaching to Your OmegaCorp Shares (including but not limited to demanding a poll for any vote) at any and all meetings of OmegaCorp held from the time under this Offer or any contract resulting from your acceptance of this Offer until Denison is registered as the holder of Your OmegaCorp Shares;

(ii)	to execute and deliver all forms, transfers, assignments, notices and instruments relating to Your OmegaCorp Shares (including instruments appointing a director of Denison as a proxy in respect of Your OmegaCorp Shares and any application to OmegaCorp for a replacement certificate in respect of any certificate which has been lost or destroyed);

(iii)	generally to exercise all your powers and Rights in relation to Your OmegaCorp Shares including the power to requisition or join in requisitioning general meetings of OmegaCorp in accordance with the constitution of OmegaCorp or sections 249D, 249E or 249F of the Corporations Act and to consent to short notice of any general meetings of OmegaCorp; and

(iv)	to request OmegaCorp to register in the name of Denison (or its nominee) Your OmegaCorp Shares which you hold on any register of OmegaCorp, and agreed that, in exercising the powers conferred by this power of attorney, Denison or a director, secretary, officer, employee or agent of Denison (as the case may be) will be entitled to act in the interests of Denison as the beneficial owner and intended registered holder of Your OmegaCorp Shares;
(k)	irrevocably authorised Denison, from the time this Offer or any contract resulting from acceptance of this Offer, to notify OmegaCorp on your behalf that your address for the purpose of serving notices upon you in respect of Your OmegaCorp Shares is, the address of Denison and that all

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such notices are to be marked care of Denison and to direct OmegaCorp to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of Your OmegaCorp Shares to Denison at its address;
(l)	in respect of any of Your OmegaCorp Shares which are held in a CHESS Holding, irrevocably authorised and directed Denison by its directors, secretaries, officers, employees and agents to:
(i)	instruct your Controlling Participant to initiate acceptance of this Offer in respect of those OmegaCorp Shares in accordance with the ASTC Settlement Rules; and

(ii)	give any other instructions in relation to those OmegaCorp Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Denison acting in its own interests as a beneficial owner and intended registered holder of Your OmegaCorp Shares; and
(m)	with effect from the date that this Offer or any contract resulting from acceptance of this Offer, irrevocably authorised Denison (or its agents or nominees) to do all things necessary to transfer Your OmegaCorp Shares into the name of Denison (including, if at the time of acceptance of this Offer some or all of Your OmegaCorp Shares are in a CHESS Holding, to cause a message to be transmitted in accordance with Rule 14.17.1 of the ASTC Settlement Rules to transfer Your OmegaCorp Shares to Denison’s Takeover Transferee Holding), regardless of whether Denison has paid the consideration due to you under this Offer.
9.7	Payment for OmegaCorp Shares acquired
(a)	If you accept this Offer and your acceptance complies with sections 9.2 to 9.4 (as applicable) or Denison determines to treat your acceptance as valid, Denison will pay you the cash amount to which you are entitled by acceptance of this Offer by cheque in Australian currency. The cheque will be sent, at your risk, by prepaid ordinary mail or, if you have an overseas address, by prepaid airmail to the address on the Acceptance Form (or such other address notified in writing to Denison before the cheque is sent).

(b)	Subject to sections 9.7(c) and (d), Denison will pay to you the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:
(i)	21 days after the end of the Offer Period; or

(ii)	one month after the first day on which

this Offer has been validly accepted by you.
(c)	Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

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(i)	if that document is given with your acceptance, Denison will pay you the consideration to which you are entitled in accordance with section 9.7(b);

(ii)	if that document is given after acceptance and before the end of the Offer Period, Denison will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:
(A)	21 days after the end of the Offer Period; or

(B)	one month after that document is given;
(iii)	subject to section 9.7(c)(iv), if that document is given after acceptance and after the end of the Offer Period, Denison will pay you the consideration to which you are entitled within 21 days after that document is given; and

(iv)	if that document is not provided to Denison within one month after the end of the Offer Period, Denison may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.
(d)	If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:
(i)	the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v)	any other law of Australia that would make it unlawful for Denison to provide consideration for Your OmegaCorp Shares, applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Denison.
(e)	If Denison is required by law to retain or withhold (and pay to a Public Authority) any amount of the consideration payable to you under this Offer, the retention or payment by Denison of that amount in conjunction with payment of the remaining consideration payable to you in accordance with this section 9.7 will constitute full and proper payment of the consideration payable to you under this Offer.
9.8	Withdrawal of Offers

Denison may withdraw unaccepted Offers at any time with the consent of ASIC. ASIC may consent subject to conditions.

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9.9	Variation

Denison may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.10	Costs

All costs and expenses of the preparation and circulation of the Bidder’s Statement and the Offers will be paid by Denison. No brokerage or stamp duty is payable by you if you accept this Offer.

9.11	Notices

Any notice to be given by Denison to you in connection with the Offers may be given to you by leaving it at or sending it by pre-paid ordinary mail, or in the case of any address outside Australia, by pre-paid airmail to you at your address as recorded in the register of members of OmegaCorp on the Relevant Date or the address shown in the Acceptance Form.

9.12	Broker handling fees

Denison will pay a broker handling fee to participating organisations of ASX (Brokers) in respect of valid acceptances received from retail shareholders in connection with the Offer.

A stamping fee upon the terms below will be payable to a Broker in respect of all valid retail acceptances received by Denison for OmegaCorp Shares which bear the Broker’s official stamp or are accepted through the Broker via CHESS.

The stamping fee will be 0.5% of the value of the OmegaCorp Shares covered by the acceptance. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.

Brokers are precluded from receipt of payment of any stamping fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Corporations Act).

To qualify for the stamping fee, the acceptances must be received by Denison on or before the end of the Offer Period and Brokers must submit a tax invoice addressed to Denison.

Set out below are further conditions attaching to the offer of a Broker handling fee:
(a)	the submission of any acceptances bearing a Broker’s official stamp will constitute an acknowledgment by the Broker that it has represented to Denison that:
(i)	neither it nor an associate of it is the accepting OmegaCorp Shareholder;

(ii)	the handling fee will not be shared directly or indirectly with the accepting OmegaCorp Shareholder;

(iii)	it and the accepting OmegaCorp Shareholder are not associated for any other reason under the Corporations Act; and

(iv)	if requested, the Broker will confirm the above in writing to Denison before fees are paid;

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(b)	for OmegaCorp Shareholders on the CHESS sub-register that are Broker sponsored, where that shareholder directly requests Denison (and not the Broker) to initiate acceptance of the Offer on their behalf, the Broker will not be entitled to receive the handling fee;

(c)	subject to the terms set out above and receipt of a tax invoice, payment of the handling fee will be made by cheque within one month of the Offer closing and once a valid tax invoice has been received; and
Denison reserves the right at its absolute discretion not to pay brokerage on acceptances it deems to be from the same shareholder, non-retail shareholders or acceptances that appear to have been split.

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10	Authorisation

This Bidder’s Statement has been approved by a resolution passed by the directors of Denison on 12 July 2007.

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11	Interpretation
11.1	Definitions

Terms used in this Bidder’s Statement have the meaning given in the Glossary (unless the contrary intention appears).
11.2	Construction
In this Bidder’s Statement, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa and any gender include the other gender;

(b)	“includes” means includes without limitation;

(c)	if a word or phrase is defined in the Corporations Act or the ASTC Settlement Rules, it bears the same meaning;

(d)	if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(e)	all prices referred to in the Offer are inclusive of GST where applicable;

(f)	a reference to:
(i)	a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes the legal personal representatives, successors and assigns of that person;

(iii)	a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv)	a right includes a benefit, remedy, direction or power;

(v)	“$” or “cents” is a reference to the lawful currency of Australia, unless specified otherwise; and

(vi)	a section, subsection, paragraph or subparagraph is to a section, subsection, paragraph or subparagraph of this Bidder’s Statement.
11.3	Headings

Headings are for ease of reference only and do not affect the interpretation of this Bidder’s Statement.

11.4	Governing Law

The Offer and any contract that results from it are governed by the laws in force in Western Australia, Australia and on acceptance of the Offer, you irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waive any right to object to any proceedings being brought in those courts.

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12	Glossary

The following defined terms are used throughout this Bidder’s Statement, unless the contrary intention appears or the context requires otherwise:

Acceptance Form	the transfer and acceptance form which accompanies this Bidder’s Statement and forms part of the Offer.

AMEX	American Stock Exchange.

Announcement Date	25 June 2007, being the date on which Denison announced details of the Takeover Bid to ASX, TSX and AMEX.

Annual Report	the statements of financial performance, financial position and cash flows for OmegaCorp and the OmegaCorp Group for the year to and as at 28 September 2006 and the related reports and declarations.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning given to it in the Corporations Act.

ASTC	ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules	the settlement rules of ASTC.

ASX	Australian Stock Exchange Limited.

Bidder’s Statement	this bidder’s statement, being the statement of Denison under Part 6.5 Division 2 of the Corporations Act relating to the Offers.

Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Perth, Western Australia.

CAMEC	Central African Mining and Exploration Company Plc (Company registration No. (UK) 4232247).

CGT	capital gains tax.

CHESS	the Clearing House Electronic Sub-register System operated by ASTC.

CHESS Holding	a holding of OmegaCorp Shares on the CHESS sub-register of OmegaCorp.

Controlling Participant	the Participant who is designated as the controlling participant for OmegaCorp Shares in a CHESS Holding in accordance with the ASTC Settlement Rules (usually, your broker).

Corporations Act	Corporations Act 2001 (Cth).

CST	Local time in Adelaide, South Australia.

DMI	Denison Mines Inc.

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Denison	Denison Mines Corp.

Denison’s First Takeover Offer	the offers by Denison to acquire all of the OmegaCorp Shares pursuant to a Bidder’s Statement dated and lodged with ASIC on 23 January 2007 as amended by a First Supplementary Bidder’s Statement dated 23 March 2007.

Denison Board	the board of directors of Denison.

Encumbrance	any mortgage, charge (whether fixed or floating), pledge, lien, option, restriction as to transfer or any other encumbrance or security or adverse interest whatsoever.

FATA	Foreign Acquisitions and Takeovers Act 1975 (Cth).

FIRB	Foreign Investment Review Board.

Glossary	the glossary set out in this section 12.

GST	has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

IPO	the spin off of the Mavuzi Project and the Meponda Project through an initial public offer on the terms and conditions set out in the Prospectus issued by Mavuzi dated 29 May 2007.

IUC	International Uranium Corporation

Issuer Sponsored Holding	a holding of OmegaCorp Shares on OmegaCorp’s issuer sponsored sub-register.

JORC	the Australasian Code for the Reporting of Exploration Results, Mineral resources and Ore Reserves (as revised and updated from time to time).

Kariba Project	prospecting licence PL237 issued by the Government of Zambia and held by OmegaCorp Minerals Limited, a company incorporate in Zambia and being a wholly owned subsidiary of OmegaCorp.

Listing Rules	the listing rules of ASX.

Lundin Group of Companies or Lundin Group	13 publicly traded companies headed and operated by Lukas H. Lundin and Ian H. Lundin.

Mavuzi	Mavuzi Resources Limited (ACN 123 438 335).

Mavuzi Project	Prospecting licences 890, 1054, 1055 and 1119 in Mozambique held by OMC MOZ.

Meponda Project	Prospecting licences 1116, 1117 and 1118 in Mozambique held by OMC MOZ.

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Offer	the offer for OmegaCorp Shares contained in this Bidder’s Statement and Offers means the several like offers for OmegaCorp Shares sent or to be sent to other OmegaCorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).

Offer Period	the period commencing on [.........] and (unless the Offer is withdrawn) ending at 5pm (CST) on [.............], or such later date to which the Offer has been extended.

Offer Price	means $1.30 per OmegaCorp Share.

OMC Resources	OmegaCorp Resources Pty Ltd, a company incorporated in Australia and wholly owned by OmegaCorp.

OMC MOZ	OmegaCorp Minerais Limitada, a company incorporated in Mozambique and wholly owned by OMC Resources.

OmegaCorp	OmegaCorp Limited ABN 60 094 212 307.

OmegaCorp Group	OmegaCorp and its Related Bodies Corporate.

OmegaCorp Optionholder	a holder of OmegaCorp Options.

OmegaCorp Options	the unquoted options to subscribe for OmegaCorp Shares set out in section 7.1(b) of the Bidder’s Statement.

OmegaCorp Shareholder	a holder of OmegaCorp Shares.

OmegaCorp Shares	fully paid ordinary shares in the capital of OmegaCorp, including any OmegaCorp shares issued on exercise of an OmegaCorp Option before the end of the Offer Period.

Participant	has the meaning set out in the ASTC Settlement Rules.

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Public Authority	any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, Canada, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues and any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1) of the Corporations Act;

(d) any person mentioned in section 659B(1) of the Corporations Act who commences court proceedings in relation to a takeover bid or a proposed takeover bid;

(e) a court or a Court that makes an order in response to an application under section 657G(1) of the Corporations Act or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined in this Bidder’s Statement, have the meaning conferred on them by the Corporations Act).

Related Body Corporate	has the meaning given to that term in the Corporations Act.

Relevant Date	8.00am (WST) on 10 July 2007.

Relevant Interest	has the meaning given to that term in the Corporations Act.

Rights	all accretions, rights or benefits attaching to or arising from OmegaCorp Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits or assets as well as rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid, made or issued by OmegaCorp or any of its subsidiaries).

Takeover Bid	the off-market bid by Denison under this Bidder’s Statement to acquire all OmegaCorp Shares on the terms of the Offer contained in this Bidder’s Statement.

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Target’s Statement	the target’s statement required to be sent to OmegaCorp Shareholders by OmegaCorp.

TSX	Toronto Stock Exchange.

U3O8	triuranium octoxide.

WST	local time in Perth, Western Australia

Your OmegaCorp Shares	all the OmegaCorp Shares held by you including all OmegaCorp Shares held by you at the Relevant Date and still retained by you, and all OmegaCorp Shares acquired by you on or after the Relevant Date and still retained by you and my/our OmegaCorp Shares has a corresponding meaning.

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Approval of Bidder’s Statement
Dated          16 July 2007
Signed for and on behalf of Denison by E. Peter Farmer, a director of Denison who is authorised to sign this Bidder’s Statement on behalf of Denison pursuant to a resolution passed by the directors of Denison.

E. Peter Farmer
Director

57

Exhibit 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES UNCONDITIONAL OFFER TO ACQUIRE
OMEGACORP
Toronto, ON – July 16, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to announce that it has determined to make its takeover offer to acquire all of the remaining shares of OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) unconditional. To this effect, Denison plans to file a Revised and Supplementary Bidder’s Statement with the Australian Securities and Investment Commission (ASIC) and the Australian Stock Exchange (ASX).
Denison’s offer, which was announced on June 25, 2007, applies to any shares that Denison does not already own and includes any shares issued on exercise of an option granted in OmegaCorp. The offer is priced at AU$1.30 per share, for a total consideration of approximately AU$134 million (CDN$121 million).
The Australian Foreign Investment Review Board has raised no objections to Denison’s takeover proposal.
Denison currently holds approximately 33% of the common shares of OmegaCorp. By making its offer unconditional, Denison will be able to purchase outstanding common shares on an “on market” basis.
A copy of the Bidder’s Statement and Revised and Supplementary Bidder’s Statement will be made available on www.sedar.com.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

2

Exhibit 5

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES MAJORITY OWNERSHIP IN OMEGACORP
Toronto, ON – July 16, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to announce that it has increased its holdings in OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) to approximately 54.6% from approximately 33%, giving Denison majority ownership. Denison acquired approximately 32.9 million common shares of OmegaCorp at $AU1.30 per share on July 16, 2007, through the facilities of the Australian Stock Exchange (ASX).
The increase in share ownership followed Denison’s waiver of all conditions to its takeover offer to acquire all of the remaining shares of OmegaCorp that it does not already own. To this effect, Denison filed a Revised and Supplementary Bidder’s Statement with the Australian Securities and Investment Commission (ASIC) and the Australian Stock Exchange (ASX). The waiver of all conditions allows Denison to purchase common shares on an “on market” basis. Denison expects to continue to acquire additional common shares on market if and when opportunities present themselves during the bid process.
A copy of the Bidder’s Statement and Revised and Supplementary Bidder’s Statement will be made available on www.sedar.com.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).

Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

2

Exhibit 6

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON INCREASES OWNERSHIP IN OMEGACORP TO 78.6%
Toronto, ON – July 18, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to announce that it has increased its holdings in OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) to approximately 78.6%. On July 17th and 18th, 2007 Denison acquired approximately 37 million common shares of OmegaCorp at $AU1.30 per share through the facilities of the Australian Stock Exchange (ASX). Denison now holds approximately 121 million shares of OmegaCorp out of the approximately 154 million shares issued.
On July 13, 2007, Denison waived the conditions to its takeover offer to acquire all of the remaining shares of OmegaCorp that it does not already own. To this effect, Denison filed a Revised and Supplementary Bidder’s Statement with the Australian Securities and Investment Commission (ASIC) and the Australian Stock Exchange (ASX). At the time, Denison owned approximately 33% of the common shares of OmegaCorp. The waiver of all conditions allows Denison to purchase common shares on an “on market” basis. Denison expects to continue to acquire additional common shares on market if and when opportunities present themselves during the bid process.
Copies of the Bidder’s Statement and Revised and Supplementary Bidder’s Statement are available on www.sedar.com.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).

Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

2

Exhibit 7
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (“Denison”) 595 Bay Street, Suite 402 Toronto, ON M5G C2C

2.	Date of Material Change:

July 16, 2007

3.	News Release:

A news release reporting the material change was released on July 16, 2007 through the facilities of Marketwire L.P.

4.	Summary of Material Change:

On April 13, 2007, following the completion of its first takeover offer, Denison became the largest single shareholder in OmegaCorp Limited (“Omega”) (ASX:OMC) with a 33.18% interest in the company.

On June 25, 2007, Denison announced a new offer to acquire all of the remaining shares in Omega which it did not own. This second takeover offer was subject to certain conditions, which conditions were waived by Denison on July 16, 2007 when Denison filed a Replacement Bidder’s Statement with the Australian Securities and Investment Commission (“ASIC”).

On July 16, 2007, Denison purchased approximately 32.9 million common shares of Omega at a price of $1.30 per share through the facilities of the Australian Stock Exchange (“ASX”). These purchases increase Denison’s shareholdings to approximately 54.6%, a majority of the issued and outstanding shares in Omega.

5.	Full Description of Material Change:

On December 5, 2006 Denison announced a takeover offer to acquire any or all of the issued and outstanding shares of Omega (ASX:OMC) at a price of AU$1.10 per share for a total consideration of approximately AU$170 million (CDN$154 million). The offer reflected a premium of approximately 25% to the volume weighted average price for Omega shares in the previous 20 trading days. Omega’s directors accepted Denison’s offer with respect to their own shareholdings. Denison’s offer closed on April 13, 2007 at which time Denison owned 33.18% of the outstanding shares of Omega.

Following an analysis of the situation, Denison’s management concluded that it would be in the best interests of the respective shareholders of Denison and Omega if the remaining Omega shareholders were provided with an opportunity to accept a new cash offer.

On June 25, 2007, Denison announced a second takeover offer to acquire all of the remaining Omega shares that Denison did not own at a price of $AU1.30 per share. The offer reflected a premium of approximately 6.6% to the volume weighted average price for Omega shares in the previous 20 trading days. Denison’s offer was subject to a number of conditions including a minimum acceptance of 90% of the shares of Omega, Foreign Investment Review Board Approval and no material adverse changes to Omega. On July 9, 2007, the Australian Foreign Investment Review Board stated that it had no objections to the acquisition of Omega by Denison and on July 16, 2007, Denison filed a Replacement Bidder’s Statement with ASIC in which it made its offer to acquire the remaining shares of Omega unconditional. By making its offer unconditional, Denison was able to purchase outstanding common shares of Omega through the facilities of the ASX.
On July 16, 2007, Denison purchased approximately 32.9 million common shares of Omega at AU$1.30 per share. These share purchases augmented Denison’s holdings to approximately 54.6% of the outstanding shares of Omega, giving Denison majority ownership of Omega.

Omega is an Australian listed mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia. Further information regarding Omega may be found in the Material Change Report dated December 14, 2006 and available at www.sedar.com.

Denison’s management believes that the acquisition of Omega will fit well into its growth strategy in terms of development scheduling and uranium production. The Omega assets are expected to add significantly to Denison’s uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.

Cautionary Statements Regarding Forward-Looking Information

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s and Omega’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison or Omega to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk

Factors” in Denison’s Annual Information Form dated March 27, 2007 and available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison for the fifteen month period ended December 31, 2006, and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com and www.sec.gov for further information relating to its mineral resources and mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

July 20, 2007.